AMENDED AND RESTATED
OPERATING AGREEMENT
OF
ONE DOOR STUDIOS LLC

A MANAGER-MANAGED, MULTI-MEMBER
UTAH LIMITED LIABILITY COMPANY

May 23, 2022

AMENDED AND RESTATED
OPERATING AGREEMENT
OF
ONE DOOR STUDIOS LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement") of ONE DOOR STUDIOS LLC (fka Cong Stories Development, LLC), a Utah limited liability company (the "Company"), is made and entered into, and deemed effective as of May 23, 2022 (the "Effective Date"), as a memorialization of the prior agreements and understandings by and between the Company and the undersigned Members of the Company, and supersedes and replaces in their entirety any and all prior agreements or understandings, written or oral, by and between the undersigned Members and the Company (e.g., the Company's original Operating Agreement, dated July 18, 2018, and any Addenda thereto or Term Sheets, and any prior version of this Agreement bearing the effective dates July 1, 2020, May 18, 2022 or June 1, 2022, whether signed or unsigned, each of which prior versions are deemed null and void ab initio for all purposes by the parties hereto).

RECITALS

A. The Company was first organized as a Utah limited liability company under the name of Cong Stories Development, LLC, in accordance with the Utah Revised Uniform Limited Liability Company Act, pursuant to its Certificate of Organization filed on July 18, 2018, which original Certificate was subsequently amended on January 23, 2019 to change the Company's name to One Door Studios LLC; and

B. The Members, the Managers and the Company have each reviewed this Agreement in its entirety, and now enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

ARTICLE I
DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

Section 1.01 "Act" or "Utah Revised Uniform Limited Liability Company Act" means the Utah Revised Uniform Limited Liability Company Act, Title 48, Chapter 3a, Utah Code Annotated, or any statute which thereafter governs the Company under the laws of the State of Utah.

Section 1.02 "Affiliate" means, for any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any officer, director, general partner, member or trustee of such Person, or (iii) any Person who is an officer, director, general partner, member or trustee of any Person described in the preceding clauses (i) or (ii). For this definition, the terms "controlling", "controlled by" or "under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, or the power to elect at least fifty percent (50%) of the directors, managers, general partners or Persons exercising similar authority concerning such Person.

Section 1.03 "Agreed Value" means the fair market value of any Contributed Property at the time of Contribution as determined by the Manager in good faith. In the event that more than a single item of property is contributed to the Company in a single or integrated transaction, the Manager shall use such method as the Manager deems reasonable and appropriate to allocate the aggregate Agreed Value of Contributed Properties.

Section 1.04 "Assignee" means any Transferee who receives only economic Interests in the Company pursuant to a Transfer from a Member (or another Assignee) *without* any Voting Interest or management rights, and who has not been admitted as a Member. All Units held by any Assignee are automatically deemed non-voting Units until such time as the Assignee may be admitted as a Member of the Company, at which time all such Units shall automatically convert to voting Units. All future Assignees shall be listed on Schedule 1 hereto, indicating both their limited status and their respective economic Interests.

Section 1.05 "Bankruptcy" means with respect to any Member; (i) an assignment for the benefit of creditors; (ii) a voluntary petition in bankruptcy; (iii) an adjudication as a bankrupt or insolvent; (iv) the filing of a petition or answer seeking any reorganization arrangement, composition, readjustment, liquidation, or similar relief under any statute, regulation, or law; (v) the filing of an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding of this nature; or (vi) seeking, consenting to, or acquiescing in the appointment of a trustee, receiver, or liquidator of such Member's properties or of all or any substantial part of the Member's properties.

Section 1.06 "Basis Account" means with respect to any Member, the Basis Account maintained for such member pursuant to Article VII.

Section 1.07 "Buying Member" has the meaning set forth in Section 11.05.

Section 1.08 "Buy-Sell Notice" has the meaning set forth in Section 11.05.

Section 1.09 "Capital Account" means with respect to any Member, the Capital Account maintained for such Member pursuant to Article VII.

Section 1.10 "Capital Contribution" means, with respect to any Member, the amount of money and the initial fair market value of any property (other than money) contributed to the Company with respect to the Interest in the Company held by such Member pursuant to the terms of this Agreement, but shall not include the value of any services of the Member performed for the Company. The principal amount of a promissory note which is not readily traded on an established securities market and which is contributed to the Company by the maker of the note (or by a Person related to the maker of the note within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(c)) shall not be included in the Capital Contributions of any Member until the Company makes a taxable Disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(d)(2).

Section 1.11 "Cause" means with respect to any Manager, (a) the failure by such Manager to diligently, substantially and satisfactorily perform duties assigned by the Company, or (b) drug or alcohol abuse which materially affects such Manager's performance; (c) adjudication as an incompetent; (d) the Manager's engagement in dishonesty, illegal conduct or gross misconduct, which is, in each case, materially injurious to the Company or its Affiliates; (e) the Manager's embezzlement, misappropriation or fraud, whether or not related to the Manager's role with the Company; (f) the Manager's conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent).

Section 1.12 "Certificate of Organization" means the Certificate of Organization originally filed by the Company with the Division, as the same may be amended from time to time.

Section 1.13 "Code" means the United States Internal Revenue Code of 1986, as amended from time to time, the provisions of successors to that Code and, to the extent applicable, the related Treasury Regulations.

Section 1.14 "Company" has the meaning set forth in the preamble.

Section 1.15 "Company Minimum Gain" means an amount determined by first computing for each Company Nonrecourse Liability any gain the Company would realize if it disposed of the Company property subject to that liability for no consideration other than full satisfaction of the liability, and then aggregating the separately computed gains. The amount of Company Minimum Gain includes such minimum gain arising from a conversion, refinancing, or other change to a debt instrument, only to the extent a Member is allocated a share of that minimum gain. For any taxable year, the net increase or decrease in Company Minimum Gain is determined by comparing the Company Minimum Gain on the last day of the immediately preceding taxable year with the Minimum gain on the last day of the Current taxable year. Notwithstanding any provision to the contrary contained herein, Company Minimum Gain and increases and decreases in Company Minimum Gain are intended to be computed in accordance with Section 704 of the Code the Regulations issued thereunder, as the same may be issued and interpreted from time to time. A Member's share of Company Minimum Gain in any taxable year equals: the sum of nonrecourse deductions allocated to that Member (and to that their predecessors in interest) up to that time and the distributions made to that Member (and to their predecessors in interest) up to that time of proceeds of a nonrecourse liability allocable to an increase in Company Minimum Gain minus the sum of that Member's (and their predecessors in interest) aggregate share of the net decreases in Company Minimum Gain plus their aggregate share of decreases resulting from revaluations of Company property subject to one or more Company Nonrecourse Liabilities.

Section 1.16 "Company Property" means all Property, assets, and rights of any type, whether real, personal or mixed, tangible or intangible, owned by the Company, including without limitation any Property required to be contributed to the Company hereunder.

Section 1.17 "Company Value" means the total net market value of the Company at any particular time, as the Members may determine pursuant to Article XII hereof.

Section 1.18 "Confidential Information" means any proprietary or confidential information concerning the Company and its business, business relationships and financial affairs. By way of illustration, but not limitation, Confidential Information may include inventions, trade secrets, technical information, product information and documentation, know-how, research and development activities of the Company, product and marketing plans, business development and sales plans, customer and supplier information and information disclosed to Company by third parties of a proprietary or confidential nature or under an obligation of confidence. The term "Confidential Information" shall not include information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Person in violation of this Agreement; (ii) is or becomes available to the disclosing Person on a non-confidential basis; (iii) is or has been independently developed or conceived by the disclosing Person without use of Confidential Information; or (iv) becomes available to the receiving Person on a non-confidential basis from a source other than a Person under a duty to not disclose such information.

Section 1.19 "Contributed Property" or "Contribution" means any Property contributed to the Company by any Member for any Interest, whether previously, now or from time to time hereafter, which absolute and unconditional Contributions of the Company's Members currently include the following prior Contributions of the Members: (a) by Simple Little Stories, LLC (Manager: John Lee) – the assignment of the scripts and all Intellectual Property associated with "Messiah," "We the People," and "Heaven Help

Us", and the option on the script of "Confucius" and all related Intellectual Property, the assignment of its (and Mr. Lee's) interest in Calculated LLC, and various cash expenditures; (b) by Lady of the Lake Studios, LLC (Manager: Jason Brents) – the assignment of its (and Mr. Brents') interest in Calculated LLC, certain commercial film opportunities known as Cyrus the Great and George McDonald's "Curdie" novels and any related Intellectual Property, and various cash expenditures; and (c) by 3Gates Films, LLC (Manager: Stephen Wollwerth) – the assignment of its (and Mr.Wollwerth's) interest in Calculated LLC, the 222 Project and any related Intellectual Property rights he may hold therein, $5,000 cash and other cash expenditures, and the introduction of Inspire Studios, Inc. and the assignment of Mr.Wollwerth's commission related thereto.

Section 1.20 "Covered Person" has the meaning set forth in Section 6.15.

Section 1.21 "Damages" means any loss, damage, injury, reduced value, liability, claim, demand, settlement, judgment, award, fine, penalty, tax, fee (including any legal fee, expert fee, accounting fee or advisory fee), charge, cost (including any cost of investigation or enforcement costs) or expense of any nature, net of insurance recoveries.

Section 1.22 "Deadlock" means a circumstance arising in the operation of the Company whereby it cannot operate effectively and is in danger of substantial adverse economic impairment by virtue of a voting deadlock between its Members that prevents the Members from making major or critical business decisions over a period of at least sixty (60) days.

Section 1.23 "Disposition (Dispose)" means any sale, assignment, Transfer, exchange, mortgage, pledge, grant, hypothecation, or other Transfer, absolute or as security or encumbrance (including Dispositions by operation of law).

Section 1.24 "Distribution" means any Transfer of Company Property (typically cash) to the Members and any Assignees in connection with their respective Profits Interests or Capital Interests.

Section 1.25 "Division" means the Division of Corporations and Commercial Code of the Department of Commerce, State of Utah.

Section 1.26 "Effective Date" means May 23, 2022, the effective date of this Agreement for all purposes.

Section 1.27 "Intellectual Property" means patents, copyrights, trademarks, trade names, websites and domain names, and all other creations, works of authorship, software applications, code and trade secrets previously or hereafter created, developed, owned or otherwise held by any Member that are in any way related in the Company's current and future-contemplated products, services and business, and all future registrations and derivative creations related thereto.

Section 1.28 "Initiating Member" has the meaning set forth in Section 11.05.

Section 1.29 "Interest," "Interests" or "Membership Interest" means the aggregate rights and interests of a Member (or, in the case of an Unadmitted Assignee, only the economic rights and interests of the assigning Member) to Distributions (via allocations of profits and losses or liquidation) of the Company, including and evidenced by a Member's Units, as set forth in Schedule 1, and including the following specific Interests.

(a) "Capital Interest" means a Member's or Assignee's share of the Company's capital assets and equity in the Company as set forth in Schedule 1;

(b) "Losses Interest" means a Member's or Assignee's share of losses of the Company as set forth in Schedule 1;

(c) "Profits Interest" means a Member's or Assignee's share of the profits and profit-related Distributions of the Company as set forth in Schedule 1; and

(d) "Voting Interest" means a Member's share of the voting rights held by all Members (not Assignees) of the Company as set forth in Schedule 1, in each case calculated by dividing the total number of Units held by such Member by the total number of issued and outstanding Units held by all Members.

Section 1.30 "Majority" means any number of Voting Interests totaling more than fifty percent (50%) of the total issued and outstanding Voting Interests held by all Members as of the applicable Record Date or any other Member voting date.

Section 1.31 "Manager" or "Managers" means the individual(s) designated as a "Manager" pursuant to Section 6.04(a). In the event there is only one Manager at any particular time, any use of the term "Managers" in this Agreement shall be construed in the singular. Likewise, in the event there are two or more Managers at any particular time, any use of the term "Manager" in this Agreement shall be construed in the plural, unless the context clearly indicates that any one Manager may act for the Company in the context of that particular provision.

Section 1.32 "Member" or "Members" means the Person(s) holding any Membership Interest (necessarily including a Voting Interest) in the Company and identified as a Member in Schedule 1 of this Agreement, and each Person hereafter receiving any Interest and admitted as a Member. In the event there is only one Member, any use of the term "Members" in this Agreement shall be construed in the singular. Further, to the extent necessary to determine the rights and obligations of any Transferee not admitted as a Member, the term Member may include such Transferee if the particular provision expressly requires it, but will not increase the rights of such a Transferee beyond those of an unadmitted Assignee.

Section 1.33 "Member Minimum Gain" means an amount determined by first computing for each Member Nonrecourse Liability any gain the Company would realize if it disposed of the Company Property subject to that liability for no consideration other than full satisfaction of the liability, and then aggregating the separately computed gains. The amount of Member Minimum Gain includes such minimum gain arising from a conversion, refinancing, or other change to debt instrument, only to the extent a Member is allocated a share of that minimum gain. For any taxable year, the net increase or decrease in Member Minimum Gain is determined by comparing the Member Minimum Gain on the last day of the immediately preceding taxable year with the Minimum Gain on the last day of the current taxable year. Notwithstanding any provision to the contrary contained herein, Member Minimum Gain and increases and decreases in Member Minimum Gain are intended to be calculated in accordance with Section 704 of the Code and the regulations issued thereunder, as the same may be issued and interpreted from time to time.

Section 1.34 "Non-Recourse Liability or Liabilities" include any Company liability to the extent the liability is nonrecourse under state law, and on which a Member or a party related to them (as defined in Section 1.751-4(b) of the Regulations) bears the economic risk of loss under Section 1.752-2.

Section 1.35 "Notice" to the Company or any Member pursuant to this Agreement shall be in writing and shall be delivered as follows with notice deemed given as indicated: (a) by personal delivery when delivered personally; (b) by nationally recognized overnight courier, with all fees pre-paid, upon verification of receipt; (c) by facsimile or e-mail upon written (including electronic communications) acknowledgment or confirmation of receipt; or (d) by certified or registered mail, return receipt requested, upon verification of receipt. Notice to the Company shall be addressed to the Company in care of the Manager at the address of the principal office of the Company. Notice to a Member shall be addressed to the Member at the address set forth in Schedule 1, unless the Member has given the Company a Notice of a different address or number.

Section 1.36 "Offsettable Decrease" means any allocation that unexpectedly causes or increases a deficit in the Member's Capital Account as of the end of the taxable year to which the allocation relates attributable to depletion allowances under Section 1.704(b)(2)(iv)(k) of the Regulations, allocations of loss and deductions under Sections 704(e)(2) or 706 of the Code or under Section 1.751-1 of the Regulations, or distributions that, as of the end of the year are reasonably expected to be made to the extent that they exceed the offsetting increases to such Member's Capital Account that reasonably are expected to occur during or prior to the taxable years in which such distributions are expected to be made (other than increases pursuant to a Minimum Gain Chargeback).

Section 1.37 "Operating Agreement" or "Agreement" means this Amended and Restated Operating Agreement of the Company, including any and all schedules and exhibits attached hereto, as the same may be amended hereafter. Words such as "above," "below," "herein," "hereafter," "hereof," "hereto," and "hereunder" refer to this Agreement, unless the context otherwise requires.

Section 1.38 "Per Unit Price" has the meaning set forth in Section 11.05.

Section 1.39 "Person" means an individual, corporation, partnership (whether general or limited), limited liability company, unincorporated organization, trust, estate, association, nominee or any other entity.

Section 1.40 "Proceeding" has the meaning set forth in Section 6.15.

Section 1.41 "Profits and/or Losses" means, for each fiscal year, an amount equal to the Company's taxable income or loss for such year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income exempt from federal income tax shall be included;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B0 (including expenditures treated as such pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i)) shall be subtracted;

(c) In the event any Company Property is revalued pursuant to 754 Election, the amount of such adjustment shall be taken into account in determining gain or loss from the Disposition of such property;

(d) Gain or loss resulting from any Disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the

revaluation of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its revaluation;

(e) Any items which are specially allocated shall not be taken into account in computing Profits and Losses;

(f) In the case of Company Property that has a built-in gain or loss, in lieu of Depreciation, amortization, or other cost recovery deductions allowable under the Code (i.e., "Tax Depreciation"), there shall be taken into account for each such property a depreciation allowance which bears the same ratio to its initial Agreed Value (or, with respect to revalued property) as the Tax Depreciation for such year bars to its beginning adjusted tax basis; and

(g) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account depreciation for such fiscal year or other period, computed in accordance with "Tax Depreciation" as defined above.

Section 1.42 "Property" means any property, real, personal or mixed, tangible or intangible (including goodwill), including without limitation money, real estate, equipment, leases, contract rights and intellectual property, and any legal or equitable interest in any such property.

Section 1.43 "Purchase Price" has the meaning set forth in Section 11.05.

Section 1.44 "Response Period" has the meaning set forth in Section 11.05.

Section 1.45 "Response Notice" has the meaning set forth in Section 11.05.

Section 1.46 "Responding Member" has the meaning set forth in Section 11.05.

Section 1.47 "Sharing Ratio" is the ratio in which the Members and Assignees share in all Profits and Losses and other general Distributions according to their respective Interests, with the sole exception of any special Distribution or allocation to one or more Members or Assignees only.

Section 1.48 "Selling Member" has the meaning set forth in Section 11.05.

Section 1.49 "Super-Majority" means an affirmative vote totaling more than sixty-six percent (66%) of the Voting Units then issued and outstanding.

Section 1.50 "Tax Matters Partner" has the meaning set forth in Section 7.11.

Section 1.51 "Transfer" means, as a noun, any voluntary or involuntary transfer, assignment, sale, conveyance, lease, mortgage, security interest, deed, encumbrance, gift, pledge, hypothecation or other disposition; and, as a verb, means to voluntarily or involuntarily transfer, assign, sell, convey, lease, mortgage, grant a security interest in, deed, encumber give, pledge, hypothecate or otherwise dispose of.

Section 1.52 "Transferee" means any Person who is a recipient of a Transfer, and unless otherwise required by the context includes Transferees of Transferees at any level, which Transferees may be either admitted Members or unadmitted Assignees, depending on whether the Members vote affirmatively to accept such Transferee as a Member.

Section 1.53 "Treasury Regulations" means the Income Tax Regulations, including Temporary Regulations, of the Department of the Treasury promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations.

Section 1.54 "Unit" or "Units" means the units in the Company (comparable to shares in a corporation, representing and included in the Member's or Assignee's Interests) acquired and owned by each Member and Assignee in return for the consideration paid or assigned to the Company for such Units, or for the services rendered to the Company for the same, which Units also serve to quantify each Member's and Assignee's Capital Interests in the Company. Initially, the Company shall have the authority to issue up to One Hundred Thousand (100,000) common Units. All Units held by any Member are deemed Voting Units, whereas the Units held by any Assignee upon a Transfer from a Member are automatically and immediately rendered non-voting Units (similar to non-voting shares of a corporation). Each and every Unit held by a Member (i.e., a voting Unit) shall be entitled to one (1) vote on any and all matters brought before the Members for a vote.

Section 1.55 "Unit Certificates" has the meaning set forth in Section 5.03.

ARTICLE II
ORGANIZATION

Section 2.01 Organization; Term of Existence. The existence of the Company commenced with the filing of the Company's Certificate of Organization with the Division on July 18, 2018, which shall have a perpetual duration thereafter, subject to the dissolution under the provisions of Article XIII. This Operating Agreement shall also have a perpetual duration, subject to amendment and restatement hereafter, but is also subject to termination after the winding up of the Company's affairs in connection with its dissolution.

Section 2.02 Registered Office and Agent. The principal office of the Company shall be at such place or places of business within or outside the State of Utah as the Manager may determine from time to time. The registered office of the Company shall be the business address, located within the State of Utah, of the Company's registered agent for service of process. The registered agent of the Company may be changed at any time and from time to time by the Manager, who shall file any required notice of the change with the Division. As of the Effective Date hereof, the Company's Registered Agent is William L. Fillmore, and the Company's Registered Address is 3301 N. University Avenue, Provo, UT 84604.

Section 2.03 General Purposes. The purposes of the Company shall be those purposes set forth in its Certificate of Organization, as from time to time amended and filed with the Division. The Company shall have the power to do any and all acts necessary, appropriate, proper, advisable, incidental or convenient to or in furtherance of the purposes of the Company.

ARTICLE III
OPERATING AGREEMENT

Section 3.01 Adoption of Agreement. The Members executing this Agreement agree to the terms and conditions of this Agreement, as it may from time to time be amended as provided herein. Except to the extent that a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Code or any statutory references to the Act that are inconsistent with or expressly prohibit any provision of this Agreement, this Agreement shall govern all other interpretations hereof. To the extent that any provision of this Agreement is prohibited by, ineffective under, or otherwise ambiguous or

contradictory vis-à-vis the Code or the Act, this Agreement shall be considered amended to the smallest degree possible as may be required to make this Agreement consistent with and valid under the Code or the Act.

Section 3.02 Amendments to Operating Agreement. This Agreement may be amended from time to time only upon the affirmative vote or written consent of a Super-Majority; provided, however, in the event that any such amendment specifically, directly and adversely discriminates against the economic Interests of any particular Member or Assignee (specifically excluding any pro rata dilution of all Members' and Assignees' economic Interests by virtue of a new, approved Contribution by a current or new Member or Assignee), such amendment shall require the written consent of all Members and all Assignees in order to be valid and binding on all parties.

ARTICLE IV
STATEMENT OF AUTHORITY

Section 4.01 Statement of Authority. The Company may deliver to the Division for filing a Statement of Authority. The Statement must include the name of the Company and the street and mailing addresses of its registered agent. With respect to any position that exists in or with respect to the Company, or any specific person, the Statement may state the authority, or limitations on the authority, of all or any specific Person having the authority to execute an instrument transferring property held in the name of the Company, or enter into other transactions on behalf of, or otherwise act for, or bind, the Company. The names and addresses of all such Persons shall be included in the Statement.

Section 4.02 Amendment of Statement of Authority. To amend or cancel a Statement of Authority filed with the Division, the Company must deliver to the Division, for filing, an amendment or cancellation stating the changes and the information required above, and the effective date of the changes.

Section 4.03 Effect of Dissolution. The filing of a Statement of Dissolution of the Company with the Division also serves as a cancellation of any filed Statement of Authority.

Section 4.04 Post-Dissolution Statement of Authority. After a Statement of Dissolution becomes effective, the Company may deliver to the Division for filing and, if appropriate, may record a Statement of Authority that is designated as a post-dissolution Statement of Authority.

Section 4.05 Statement of Denial. A Person named in a filed Statement of Authority granting that Person authority may deliver to the Division for filing a Statement of Denial that provides the name of the Company and the caption of the Statement of Authority to which the Statement of Denial pertains, and deny the grant of authority to such Person.

ARTICLE V
MEMBERS

Section 5.01 Members. The full names and addresses of the Members of the Company and their respective Contributions, Units, Capital Interests, Profits Interests, Losses Interests and Voting Interests, as of the Effective Date, are as set forth in the attached Schedule 1, which Schedule 1 may be amended from time to time as set forth herein. Mr. Lee and Mr. Brents are the founding Members of the Company, and Mr. Wollwerth was admitted as a new Member on June 12, 2020. All current Members are fully vested as of the Effective Date.

Section 5.02 Membership Structure; Capitalization. Subject to the distinction between Members' voting Units and Assignees' non-voting Units defined above, there shall be only one class of membership (common) in the Company and no Member shall have any rights or preferences in addition to or different from those possessed by any other Member, except as specifically provided for in (a) this Agreement or (b) a subsequent written agreement between the Company and a Member or Assignee which has been authorized by the written consent or vote of all Members. There are hereby established and authorized for issuance by the Company One Hundred Thousand (100,000) Units, all of which are presently issued to the Members. All Units that are issued and then repurchased by the Company shall have the status of authorized but unissued Units of the Company, and may be reissued subject to any approvals required under this Agreement. The authorized number of Units of the Company may be increased only with the approval of a Super-Majority.

Section 5.03 Issuance of Certificates. The Company may, but shall not be required to, issue certificates evidencing each Member's (and Assignee's) Units ("Unit Certificates") to the Members (and Assignees) of the Company. Once Unit Certificates have been issued, they shall continue to be issued as necessary to reflect current Units held by all Members and Assignees. All issuances, reissuances, exchanges, and other transactions in Units shall be recorded in a permanent ledger as part of the books and records of the Company.

Section 5.04 Members Are Not Agents. No Member, acting solely in the capacity of a Member, is an agent of the Company, and no Member, unless expressly and duly authorized in writing to do so by the Manager, has any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render the Company liable for any purpose. As set forth in more detail in Article VI, the day-to-day business affairs of the Company shall be under the general control and management of the Manager and officers of the Company; provided, that certain matters shall be subject to the approval of the Members as expressly set forth in the Certificate of Organization and this Agreement.

Section 5.05 Limited Liability of Members. No Member (or Assignee) shall be personally liable for any judgment, decree, order, debt, obligation or other third party liabilities of the Company, except as required by the Act or other applicable law, simply as a result of being a Member (or Assignee); and no Member (or Assignee) shall be personally liable to the Company, except as a result of any personal guaranty such Member (or Assignee) may give hereafter, or as a result of a Member's (or Assignee's) grossly negligent or intentionally wrongful acts or omissions, a material breach of this Agreement, bad faith, or violation of federal or state law adversely affecting the Company and/or any of the other Members (or Assignees).

Section 5.06 Admission of New Members. A Person may be admitted to the Company as a new Member only if all of the following conditions are met:

(a) A Super-Majority must, by affirmative vote or written consent, approve the admission of the new Member, which approval shall include a determination that (i) such admission is in the best interests of the Company, and (ii) the consideration received from the new Member for his, her, or its Membership Interest in the Company is fair and reasonable to the Company; and

(b) the new Member and, where applicable, his/her spouse, agree to be bound by all of the terms of this Agreement and shall become a party to this Agreement in all respects.

Section 5.07 Record Date. The record date ("Record Date") for determining the Members entitled to receive Notice of any meeting, to vote at a meeting, or to sign a proxy or Majority consent, or to

receive a Distribution, shall be the date set by the Manager and shall not be more than thirty (30), or less than ten (10), calendar days prior to the date of the event or the effective date of the consent (but excluding a unanimous written consent, which requires no Record Date).

Section 5.08 Meetings. The Members may (but unless duly called shall not be obligated to) hold an annual meeting of the Members during the first calendar quarter of each year for purposes of, among other things, reviewing the Company's financial statements for the prior fiscal year, giving general, strategic direction to the Company, and the transaction of any other business reserved to the Members. All annual meetings, and any special meetings of the Members shall be called, and the date, time and place designated, by the Manager or a Majority.

Section 5.09 Place. Meetings of Members may be held at any place, either within or outside the State of Utah, as may be determined by Members holding at least a Majority. If no designation is made, the place of meeting shall be the Company's principal place of business.

Section 5.10 Notice. Notice stating the place, date and hour of each meeting of Members shall be given to all Members not less than ten (10) nor more than thirty (30) days before the date of the meeting. The Notice shall state the specific nature of the business to be transacted at the meeting, and no other business may be transacted unless a Majority of the Voting Interests entitled to vote, or their proxies, are present at the meeting.

Section 5.11 Waiver of Notice. A Member may waive Notice of any Member meeting (a) in writing, or (b) by attending or participating in a meeting unless the Member, at the beginning of the meeting, objects to holding the meeting or transacting business of the meeting because of lack of Notice or defective Notice, and does not thereafter vote for or assent to any action taken at the meeting. A Member who attends a meeting to object to lack of Notice shall not be deemed to be present for quorum purposes.

Section 5.12 Quorum. Members holding at least a Majority shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, a Majority of the Voting Interests held by Members personally present or represented by a valid proxy may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further Notice. At any reconvening of the meeting, a quorum shall be required to conduct any business.

Section 5.13 Voting; Manner of Acting. In connection with any vote of the Members, each Member shall be entitled to vote all of the Member's Voting Interest held by the Member as of the record date on any matter brought before the Members, unless specifically excluded by any provision herein. A Majority shall be required on all Member votes, unless a greater (e.g., Super-Majority or unanimous vote) is specifically required hereunder or by the Act. If a Member has assigned all or part of the Member's economic Interests to a Person who has not been admitted as a Member, such unadmitted Assignee shall not have the right to vote on any Company matter (i.e., the unadmitted Assignee's Units are deemed non-voting Units). Any Member may provide any other Member or the Member's attorney or other lawful representative with a written proxy, thereby entitling the other Member or such third party representative to exercise the Member's Voting Interest at any meeting of the Members.

Section 5.14 Remote Attendance. Members, or their authorized proxy holder as the case may be, may participate in a meeting of Members through electronic communications, videoconferencing, teleconferencing or other available technology if the Company has implemented reasonable measures to: (a) verify the identity of each Person participating through such means; and (b) provide such Person a reasonable opportunity to participate in the meeting and to vote on matters submitted to the Members, including an opportunity to communicate and to read or hear the proceedings of the meeting in a

substantially concurrent manner with such proceedings. Participation in a meeting pursuant to this Section 5.14 constitutes presence in person at the meeting.

Section 5.15 Written Consent. The Members may act without a meeting by executing a written consent and filing the same with the Company records, if Members holding not less than the minimum Voting Interest that would be necessary to authorize or take that action at a meeting at which all Members entitled to vote on that action at a meeting were present and voted, sign the written consent.

ARTICLE VI
MANAGEMENT OF THE COMPANY

Section 6.01 Authority of Manager. The Company is a manager-managed limited liability company. Except as expressly provided by the Act, the Certificate of Organization or this Agreement (e.g., Section 6.03), as the same may be amended, a Manager acting alone shall have full and complete authority, power and discretion to manage and control the business, Property and customary day-to-day affairs of the Company, to make any and all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business, property and affairs in the ordinary course of business, including, but not limited to, the following:

(a) Sell. To sell, lease, pledge, mortgage, transfer, exchange, convert or otherwise dispose of, or grant options with respect to, any and all property at any time forming a part of the Company property, in such manner, at such time or times, for such purposes, for such prices and upon such terms, credits and conditions as he or she deems advisable.

(b) Invest. To invest and reinvest the Company assets, both principal and income if accumulated, in any property or undivided interests therein, wherever located, including bonds, notes (secured and unsecured), stock of corporations, real estate (or any interest therein), and interests in trusts, including common trust funds, and to deposit any funds in one or more banks in the name of the Company in any form of account whether or not interest bearing.

(c) Hold Property. To retain, without liability for loss or depreciation resulting from such retention, original property, real or personal, including but not limited to stocks and securities, for such time as he or she shall seem advisable.

(d) Operate Business. To operate and manage the Company and its business and property, and any new related business and property, as he or she reasonably deems advisable.

(e) Lease. To lease any real or personal property.

(f) Acquire Stock Rights. To acquire stock and securities and to exercise rights in connection therewith, including but not limited to the following: vote in person or by general or limited proxy with respect to any shares of stock or other securities; to consent, directly or through a committee or other agent, to the reorganization, consolidation, merger, dissolution or liquidation of any entity in which the Company may have any interest, or to the sale, lease, pledge or mortgage of any property by or to any such entity; and to make any payments and to take any steps which he or she may deem necessary or proper to enable the Company to obtain the benefit of such transaction.

(g) Employ. To hire and terminate employees and independent contractors to perform various services for the Company. To employ agents, experts and counsel, investment or legal,

even though they may be associates with, employed by, or counsel for any of the members; and to make reasonable and proper payments to such agents, experts or counsel for services rendered.

(h) Borrow. To borrow money for any purpose connected with the protection, preservation or improvement of the Company assets whenever in his or her judgment advisable, and as security to mortgage or pledge any real estate or personal property forming a part of the Company assets upon such terms and conditions as he or she may deem advisable.

(i) Set Up Reserves. To set up, out of the rents, profits or other income received, if any, reserves for taxes, assessments, insurance premiums, repayments of mortgage or other indebtedness, repairs, improvements, depreciation, obsolescence and general maintenance of property, and for the equalization of payments to or for Members entitled to receive income, as he or she shall deem advisable.

(j) Determine Value. To determine the market value of any investment of the Company for any purpose on the basis of such quotations or information as the Manager may deem pertinent and reliable without any limitation whatsoever; to distribute in cash or in kind upon partial or final distribution.

(k) Pay Costs. To pay all costs, charges and expenses of the Company and pay or compromise all taxes pertaining to the administration of the Company which may be assessed against it or against the manager on account of the Company or the income thereof.

(l) Purchase Insurance. To carry insurance against such risks and for such amounts and upon such terms as the Manager deems necessary and for the protection of the Company and any Manager or Member, including without limitation one or more policies of "key man" life insurance on the life of any person in whom the Company may have an insurable interest, and to continue in effect or to terminate any life insurance policy which may be owned or held by the Company; and to pay any premiums or other charges, and to exercise any and all rights or incidents of ownership in connection therewith.

(m) Accept Gifts. To accept on behalf of the Company any gift, bequest or devise for the general purposes or for any special purpose of the Company.

(n) Contract. To complete, extend, modify or renew any loans, notes, bonds, mortgages, contracts or any other obligations which the Company may owe or be a party to or which may be liens or charges against any property of the Company; to pay, compromise, compound, adjust, submit to arbitration, sell or release any claims or demands of the Company against others or of others against the Company as he or she may deem advisable, including the acceptance of deeds of real property in satisfaction of bonds and mortgages, and to make any payments in connection therewith which he or she may deem advisable.

(o) Execution of Documents. To execute and deliver all deeds, assignments, leases, subleases, engineering and planning contracts, management contracts, maintenance contracts and construction contracts covering or affecting Company Property; to execute and deliver all checks, drafts, orders, promissory notes, mortgages, deeds of trust, security agreements and all other instruments and documents necessary or desirable, in the opinion of the Manager, for the business of the Company.

(p) Other Actions. To take any and all other actions and make any and all other decisions for the benefit of the Company, as determined in the Manager's reasonable discretion to be in the best interest of the Company, that are not expressly reserved to the Members herein.

Section 6.02 Specific Additional Duties. Specific additional duties of the Manager may be assigned to one or more Managers by a resolution adopted by the Members, but no such assignment of duties shall be construed as a restriction on the authority previously enjoyed by any other Manager unless it is clearly stated as such in the resolution.

Section 6.03 Matters Requiring Majority, Super-Majority or Unanimous Member Approval. Beyond the matters specifically delegated to the Manager above, the Manager may not take any of the following actions without Majority, Super-Majority or unanimous approval of the Members, as indicated in each case below:

(a) amend the Certificate of Organization or this Agreement (Unanimous);

(b) undertake any act outside the ordinary course of the Company's activities and affairs (Super-Majority);

(c) approve a transaction under Part 10 of the Act (entitled "Merger, Interest Exchange, Conversion, and Domestication") (Super-Majority);

(d) enter into any agreement to sell, lease, exchange, or otherwise dispose of all, or substantially all, of the Company's assets, with or without the goodwill (Super-Majority);

(e) mandate additional Capital Contributions (Unanimous);

(f) approve reasonable compensation arrangements for the Manager as provided in Section 6.10(a) (Super-Majority);

(g) admit a new Member or convert an Unadmitted Assignee to a Member (Unanimous);

(h) confess a judgment against the Company (Super-Majority);

(i) file or consent to the filing of a petition for or against the Company under any federal or state bankruptcy, insolvency or reorganization act (Super-Majority);

(j) change the number of Managers as provided in Section 6.04(a) (Super-Majority);

(k) elect the Manager(s) as provided in Section 6.04(a) (Super-Majority);

(l) remove a Manager as provided in Section 6.04(c) (Super-Majority); or

(m) authorize a Member to loan funds to the Company as provided in Section 7.06 (Super-Majority).

Section 6.04 Election of Managers.

(a) Number; Term; and Qualifications. As of the Effective Date, the Company shall have one (1) Manager for all purposes hereunder, who shall be John J. Lee, Jr.; and one (1) Alternate Manager for the limited purposes set forth in subsection 6.04 (e), who shall be Jason Brents. The number of Managers may be modified from time to time by the affirmative vote or written consent of a Super-Majority; provided, that the Company shall have at least one (1) Manager at all times. The Manager shall

be elected by the affirmative vote or written consent of a Super-Majority. The Manager shall remain in office until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal. The Manager need not be a Member. Unless otherwise agreed in writing between a Majority and a given Manager, such Manager shall not be obligated to devote all or substantially all of his professional time or business efforts to the affairs of the Company; rather, the Manager shall devote whatever time, effort and skill that he or she deems reasonably necessary or appropriate for the operation of the Company.

(b) Resignation. A Manager may resign at any time by giving Notice to the Members and, where applicable, to any other Manager, without prejudice to the rights, if any, of the Company under any contract to which such Manager is a party. The resignation of a Manager shall take effect upon receipt of that Notice or at such later time as shall be specified in the Notice. Unless otherwise specified in the Notice, the acceptance of the resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

(c) Removal. A Manager may be removed at any time, but only for Cause and only by the affirmative vote or written consent of a Super-Majority (including the Voting Interests of such Manager if the Manager is also a Member). Any removal shall be without prejudice to the rights, if any, of the Manager under any employment contract and, if the Manager is also a Member, shall not affect the Manager's rights as a Member or constitute a withdrawal or expulsion of a Member.

(d) Records. All documentation of elections, resignations, and removals under this Section 6.04 shall be filed with the Company records.

(e) Alternate Manager. In the event that Mr. Lee is out of the country, or is physically or mentally disabled to the extent that he is incapable of performing his duties as Manager, or in the event of his death, he shall be replaced (either on a temporary basis for the duration of his overseas travels or his disability, or permanently upon his death or resignation) by Jason Brents (the "Alternate Manager"), who shall then function during such times and circumstances as the Manager for all purposes hereunder. In addition, the Alternate Manager is hereby authorized at all times to sign any legal documents in the Company's behalf, and thereby bind the Company, whether with or without the Manager's co-signature, if and when any such documents have been pre-approved by the Manager.

Section 6.05 Assets Held in Company Name. The Manager shall cause all Property of the Company, whether real, personal or mixed, to be held in the name of the Company.

Section 6.06 Company Accounts. All funds of the Company shall be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company, at such locations as shall be determined by the Manager. Withdrawal from such accounts shall require the signature of the Manager or such other trustworthy Officer as the Manager may designate.

Section 6.07 Filing Annual Report. The Manager shall file with the Division an annual report for the Company as required under the Act.

Section 6.08 Payments to the Manager. The Manager is entitled to remuneration for his or her services rendered to the Company as follows:

(a) Management Fee or Salary. The Company may pay the Manager a fee or salary for services rendered in connection with the management of the Company in such amount and at such times

as a Majority and the Manager shall mutually agree. Such fee may be changed from time to time only upon the approval of a Majority, and no Manager shall be prevented from receiving any fee because the Manager is also a Member of the Company. In the event that the net profits of the Company do not permit payment of all or part of such management fee, it shall accrue on the books of the Company until such time as the Company is able to pay it in full.

(b) Expenses. The Company shall reimburse the Manager for reasonable expenses incurred by the Manager in the conduct of the business of the Company or carrying out his, her, or its duties as the Manager for the Company upon receipt of substantiating receipts therefor. Except as otherwise provided herein, any entity Manager shall not be reimbursed by the Company for the following expenses: (i) salaries, compensation or fringe benefits of directors, officers or employees of the entity Manager or its Affiliates; (ii) overhead expenses of the entity Manager or its Affiliates, including, without limitation, rent and general office expenses; and (iii) the cost of providing any service or goods for which the entity Manager is otherwise compensated under this Agreement.

Section 6.09 Officers; Authority; Removal; Vacancies. The Members may appoint additional Company officers at any time and determine their respective salaries. The officers of the Company (including the Managers, the "Officers"), if deemed necessary or desirable by the Members, may include a Chief Executive Officer (CEO), a President, Vice President, Secretary, Treasurer, various other chief officers, and/or any other officers the Members deem to be in the best interests of the Company. Mr. Lee, in addition to serving as the Company's Manager, is also hereby appointed as the Company's CEO: and Mr. Brents, in addition to serving as the Company's Alternate Manager, is also hereby appointed as its President and Chief Operating Officer (COO); and Mr. Wollwerth is hereby appointed as the Company's Executive Vice President and Chief Creative Officer (CCO), for all purposes going forward. Any individual may hold any number of offices. No Officer need be a Member. The Officers shall exercise all powers and perform all duties customarily associated with such offices, and are hereby delegated all such authority and duties, and such additional authority and duties as may be delegated by the Manager or the Members from time to time hereafter; provided, however, that the authority to sign legal documents binding the Company is limited to the Managers, whereas the other Officers' (non-Managers') authority is limited to their operational duties within their respective administrative spheres and responsibilities. Any Officer may be removed for Cause by a Super-Majority at any time. Any Officer may resign at any time by giving Notice to the Manager, and any resignation shall take effect on the date of the Manager's receipt of that Notice or at any later time specified in that Notice or as they may subsequently agree. The Manager's acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the Officer is a party. A vacancy in any office because of an Officer's death, resignation, removal, or other disqualification shall be filled in the manner prescribed in this Agreement for regular appointments to that office.

Section 6.10 Related Party Transactions. The Members hereby acknowledge that in certain instances it may be appropriate for the Company to contract for the performance of services or the purchase, loan, sale or other Disposition of goods or other Property, by or with a Member or Assignee, or with some Person related to or affiliated with a Member, Assignee, Manager or officer, or with a Person in which a Member, Assignee, Manager or officer has a direct or indirect ownership interest. In each such instance, unless unanimously approved by the Manager and a Super-Majority:

(a) Any such services, goods or property obtained from any such Person shall be on terms no less favorable to the Company than those reasonably available from third parties.

(b) The sale, loan, lease or other transfer of any portion of Company Property to any such Person shall be on terms, and at a price, no less favorable to the Company than those reasonably available to third parties.

Section 6.11 Right to Rely on Manager or Members. Any person dealing with the Company may rely upon the Certificate of Organization, a Statement of Authority filed with the State, or a certificate or resolution signed by the Manager or the Members, as to:

(a) The identity of all Managers or all Members of the Company;

(b) The existence or nonexistence of any fact or facts which constitute a condition precedent to acts by the Manager or the Members or which are in any other manner germane to the affairs of the Company; or

(c) The Persons who are formally authorized to execute and deliver any instrument or document of the Company.

Section 6.12 Limited Power of Attorney. Each Member, by execution of this Agreement, irrevocably constitutes and appoints the Manager as such Member's true and lawful attorney-in-fact and agent, with full power and authority in such Member's name, place, and stead to execute, acknowledge, and deliver, and to file or record in any appropriate public office: (a) any certificate or other instrument that may be necessary, desirable, or appropriate to qualify the Company as a limited liability Company or to transact business as such in any jurisdiction in which the Company conducts business; (b) any certificate or amendment to the Company's Certificate of Organization or to any certificate or other instrument that may be necessary, desirable, or appropriate to reflect an amendment thereto approved by the Members in accordance with the provisions of this Agreement; (c) any certificates or instruments that may be necessary, desirable, or appropriate to reflect the dissolution and winding up of the Company, if duly approved by the Members; and (d) any certificates or documents necessary to comply with or fulfill the express provisions of this Agreement. This special power of attorney shall be deemed to be coupled with an interest and shall survive any Transfer of the Member's Interests. Notwithstanding the existence of this special power of attorney, each Member agrees to join in the execution, acknowledgment, and delivery of the instruments referred to above if requested to do so by the Manager. This special power of attorney is a limited special power of attorney and does not authorize any Manager to act on behalf of a Member except as expressly described herein.

Section 6.13 No Bond. No Person serving as a Manager will be required to furnish a bond or other security as a prerequisite to his or her service.

Section 6.14 Limited Liability. No Person who is a Manager or officer of the Company shall be personally liable for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise, solely by reason of being a Manager or officer of the Company; provided, however, that a Manager or other officer may be personally liable for any gross negligence, intentional wrongdoing, material breach of this Agreement or violation of law adversely affecting the Company and/or any of its Members.

Section 6.15 Indemnification of Officers. The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any Manager or other Officer of the Company (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she is or was a Manager or

Officer of the Company, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person; provided, that the same were not the result of the Covered Person's grossly negligent acts or omissions, intentional misconduct, bad faith, a material breach of this Agreement or a violation of state or federal law. The Company may also advance expenses, including attorney's fees and costs, to a Covered Person in connection with a Proceeding if the Manager agrees in writing to repay the Company all such expenses if the Covered Person ultimately is determined to be liable or otherwise not to be entitled to indemnification hereunder. The Company may purchase and maintain insurance or other similar protection for its benefit, the benefit of any Indemnified Person, or both, against any Damages, whether or not the Company would have the obligation to indemnify such Indemnitee against such liability.

Section 6.16 Perpetual Effect. Neither any amendment nor repeal of Section 6.16 or Section 6.17, nor the adoption of any provision of the Certificate of Organization or this Agreement inconsistent with Section 6.16 or Section 6.17 shall eliminate or reduce the effect of Section 6.16 or Section 6.17 in respect of any matter occurring, or any matter prior to such amendment, repeal, or adoption of an inconsistent provision.

Section 6.17 Reliance by Officers. The Manager and the other Officers shall be fully protected in relying in good faith upon the official records of the Company and upon such written resolutions, agreements, information, reports or statements presented to the Company or the Officers by the Members, or by any professional advisor as to matters an Officer reasonably believes in good faith are within such Person's professional or expert competence and who has been selected with reasonable care by the Officer or the Members (including, without limitation, information, opinions, reports or statements as to the value and the amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which Distributions to Members might properly be paid). In addition, the Officers may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors reasonably selected by them, and any opinion of any such Person as to matters which the Officer reasonably believes in good faith to be within such Person's professional or expert competence shall fully protect the Officer with respect to any action taken or omitted by the Officer in good faith and in accordance with such opinion.

Section 6.18 Standards of Conduct for the Officers. The Manager and all other Officers owe the Company and the Members the following duties of loyalty, care, good faith and fair dealing, except as the same may be expressly modified or limited elsewhere herein:

(a) Duty of Loyalty. The Manager's and the other Officers' duty of loyalty includes the duties: (i) to account to the Company and to hold as trustee for it any property, profit, or benefit owned by the Company or to which the Company is otherwise entitled; and (ii) to refrain from dealing with the Company or Company Property in the conduct or winding up of the Company's activities and affairs on behalf of a Person having an interest adverse to the Company. Notwithstanding the foregoing, a Super-Majority may unanimously authorize or ratify, after full disclosure of all material facts, any specific act, transaction or business venture of the Manager or any other Officer that otherwise might violate either of the foregoing duties.

(b) Duty of Care. The Manager's and other Officers' duty of care in the conduct of the Company's activities and affairs is to refrain from engaging in grossly negligent acts or omissions, intentional misconduct, bad faith, any violation of state or federal law, or a material breach of this Agreement.

(c) Duty of Good Faith and Fair Dealing. The Manager and the other Officers shall discharge all of their duties and obligations under this Agreement and the Act and exercise any rights and duties granted hereunder consistent with the general contractual obligation of good faith and fair dealing.

ARTICLE VII
BASIS ACCOUNTS; CAPITAL ACCOUNTS; OTHER FINANCIAL AND TAX MATTERS

Section 7.01 Basis Accounts. (For purposes of this Article VII, the term "Member" shall also include any Assignee, unless the context clearly renders such inclusion inapplicable.) A Basis Account shall be established and maintained for each Member in the following manner:

(a) Each Member's Basis Account must be increased by: (i) the amount of the Member's initial Capital Contribution to the Company of cash; plus (ii) the adjusted basis of the Member's initial Capital Contribution to the Company of Property; plus (iii) the adjusted basis of any additional Capital Contributions made by the Member, as permitted under this Agreement; plus (iv) the Member's allocation of the Company's taxable income or gain; plus (v) the Member's allocation of the Company's tax-exempt income; plus (vi) a Member's original share of the Company's liabilities, plus any increase in a Member's share of the liabilities of the Company, or any increase in a Member's individual liabilities by reason of the assumption by such Member of the Company's liabilities.

(b) Each Member's Basis Account must be decreased, but not below zero, by: (i) the amount of any money distributed to the Member; less (ii) the adjusted basis to the Member of distributed Property other than money, as determined under IRC §732; less (iii) the Member's allocation of the Company's deductible losses (including capital losses); less (iv) the Member's allocation of the Company's expenditures which are not deductible in computing taxable income or loss and which are not capital expenditures; less (v) any decrease in a Member's share of the liabilities of the Company, or any decrease in a Member's individual liabilities by reason of the assumption by the Company of such individual liabilities.

Section 7.02 Capital Accounts. An individual Capital Account shall be established and maintained for each Member in the following manner:

(a) Each Member's Capital Account shall be increased by: (i) the amount of any money actually contributed by the Member to the capital of the Company, (ii) the fair market value of any property contributed, as determined by the Company and the contributing Member at arm's length at the time of Contribution (net of liabilities assumed by the Company or net of liabilities which the Company takes such property subject to, within the meaning of Section 752 of the Code), and (iii) the Member's share of net profits and of any separately allocated items of income or gain except adjustments of the Code (including any gain and income from unrealized income with respect to accounts receivable allocated to the Member to reflect the difference between the book value and tax basis of assets contributed by the Member).

(b) Each Member's Capital Account shall be decreased by: (i) the amount of any money actually distributed to the Member, (ii) the fair market value of any property distributed to the Member, as determined by the Company and the contributing Member at arm's length value at the time of distribution (net of liabilities of the Company assumed by the Member or to which the property is subject within the meaning of Section 752 of the Code), and (iii) the Member's share of net losses and of any separately allocated items of deduction or loss (including any loss or deduction allocated to the Member to reflect the difference between the book value and tax basis of assets contributed by the Member).

(c) If the Company at any time distributes any of its assets in kind to any Member, the Capital Account of such Member shall be adjusted to account for that Member's allocable share of the net profits or net losses that would have been realized by the Company had it sold the assets that were distributed at their respective fair market values immediately prior to their distribution.

(d) In the event of a sale or exchange of some or all of a Member's Interest in the Company in accordance with this Agreement, the Capital Account of the transferring Member shall become the Capital Account of the new Member to which it is assigned, to the extent that it relates to the portion of the interest transferred.

Section 7.03 Compliance with Section 704(b) of the Code. The provisions of this Article VII as they relate to the maintenance of Capital Accounts are intended, and shall be construed, and, if necessary, modified to cause the allocations of profits, losses, income, gain and credit pursuant to Article VII to have substantial economic effect under the Regulations promulgated under Section 704(b) of the Internal Revenue Code.

Section 7.04 Interest; Return of Capital; Preferential Payments; Tax Election.

(a) No interest shall be paid to any Member on the Member's respective Capital Account or Capital Contribution (except to the extent it is comprised, in whole or in part, of an interest-bearing loan by the Member to the Company). Capital Contributions may be withdrawn only after the dissolution and winding-up of the Company. The Members shall look solely to the Company's Property for any return on their Capital Contributions.

(b) No Member shall have any preference or priority over any other Member either as to the return of Capital Contributions or as to Profits, Losses or Distributions, unless expressly stated herein or unanimously agreed to hereafter.

Section 7.05 Additional Capital Contributions. Upon the unanimous affirmative vote or written consent of the Members, any Member may make a capital contribution beyond the Member's original required Capital Contribution. In the absence of such unanimous approval of the Members, the additional contribution shall be deemed a loan, and shall be repaid with interest at a fair market rate as the Company's net profits/cash flow reasonably permit, but never in the event that the Company is insolvent or if such payment(s) will render the Company insolvent.

Section 7.06 Loans by Members; Preferential Payback. A Member may loan funds to the Company on such terms as a Super-Majority may approve. If any Member loans money to the Company hereafter, the loan shall be a debt of the Company (not the other Members) to that Member, and shall bear a fair market rate of interest. Any loan by a Member to the Company shall not be treated as an increase in the lending Member's Capital Account, nor shall it entitle the lending Member to any increased Interest in the Company. Payments on any such loan may be made in such amounts and at such times as the Manager reasonably determines that such payments can be made without rendering the Company insolvent.

Section 7.07 Company Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain for a taxable year, each Member must be allocated items of income and gain for that taxable year equal to that Member's share of the net decrease in Company Minimum Gain. A Member's share of the net decrease in Company Minimum Gain is the amount of the total net decrease multiplied by the Member's percentage share of the Company Minimum Gain at the end of the immediately preceding taxable year. A Member's share of any decrease in Company Minimum Gain resulting from a revaluation of the Company's property equals the increase in the Member's Capital Account attributable to the revaluation to

the extent the reduction in minimum gain is caused by the revaluation. A Member is not subject to the Company Minimum Gain Chargeback requirement to the extent the Member's share of the net decrease in Company Minimum Gain is caused by a guarantee, refinancing, or other change in the debt instrument causing the Member to become partially or wholly a recourse liability or a Member Nonrecourse Liability, and the Member bears the economic risk of loss (within the meaning of Section 1.752-2 of the Regulations) for the newly guaranteed, refinanced, or otherwise changed liability.

Section 7.08 Member Minimum Gain Chargeback. If during a taxable year there is a net decrease in Member Minimum Gain, any Member with a share of that member Minimum Gain (as determined under Section 1.704-2(i)(5) of the Regulations) as of the beginning of that taxable year must be allocated items of income and gain for that taxable year (and, if necessary, for succeeding taxable years) equal to that Member's share of the net decrease in the Company Minimum Gain. A Member's share of the net decrease in Member Minimum Gain is determined in a manner consistent with the provisions of this Section. A Member is not subject to this Member Minimum Gain Chargeback, however, to the extent the net decrease in Member Minimum Gain arises because the liability ceases to be Member Nonrecourse Liability due to a conversion, refinancing, or other change in the debt instrument that causes it to become partially or wholly a Company Nonrecourse Liability. The amount that would otherwise be subject to the Member Minimum Gain Chargeback is added to the Member's share of Company Minimum Gain. In addition, rules consistent with those applicable to Company Minimum Gain shall be applied to determine the shares of Member Minimum Gain and Member Minimum Gain Chargeback to the extent provided under the Regulations issued pursuant to Section 704(b) of the Code.

Section 7.09 Negative Capital Account; Qualified Income Offset. In the event any Member, in such capacity, unexpectedly receives an Offsettable Decrease, such Member will be allocated items of income and gain (consisting of a pro rata portion of each item of the Company's income and gain for such year) in an amount and manner sufficient to offset such Offsettable Decrease as quickly as possible. Specifically, in the event any Member or Assignee has a deficit Capital Account at the end of any year or if any Member receives any adjustment, allocation or distribution that results in a deficit Capital Account, each such Member shall be specially allocated items of Company income and gain in the amount of such deficit Capital Account as quickly as possible, provided that an allocation pursuant to this Section 7.09 shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article VII have been made as if this Section 7.09 was not in the Operating Agreement. This Section 7.09 is intended to constitute a "qualified income offset" within the meaning of Regulations § 1.704-1(b)(2)(ii)(d)(3) and shall be interpreted to comply with the requirements of such Regulation.

Section. 7.10 Partnership Taxation; Future Change. For federal and state income tax purposes the Company shall be treated as a partnership and its Members will be treated as partners. Accordingly, the Capital Accounts shall be established, maintained, and adjusted in accordance with the requirements of Treasury Regulations Section 1.704-1(b). All particular accounting requirements of those regulations necessary to have the allocations of this Agreement recognized shall be deemed incorporated by this reference. In the event that a Super-Majority agrees to have the Company elect to be taxed as an S-Corporation in the future, and if the Members for any reason do not amend this Operating Agreement accordingly, it is understood and agreed that all tax and accounting provisions herein pertaining to partnership taxation shall immediately upon the effective date of such election become null and void and of no further effect, as to all future operations of the Company.

Section 7.11 Tax Matters Partner. A Member shall act as the "Tax Matters Partner" under the Code and in any similar capacity under state or local law. John J. Lee, Jr. shall be the Company's initial Tax Matters Partner.

ARTICLE VIII
DISTRIBUTIONS

Section 8.01 Allocations of Profits and Losses Between Members. (For purposes of this Article VIII, the term "Member" shall also include any Assignee, unless the context clearly renders such inclusion inapplicable.) Subject to the Company's debts and other obligations, the Profits and Losses of the Company, gains and losses from the sale of Company assets, proceeds from the sale of the Company, and any items of income, gain, loss, deduction or credit required by the Internal Revenue Code to be separately reported, shall be allocated proportionately to each Member, and to each Member's Capital Account and Basis Account, in accordance with each Member's respective Interests and Sharing Ratio as set forth in Schedule 1, as the same may be changed from time to time, in accordance with the Internal Revenue Code. The Members' respective Capital Interests, Losses Interests, Profits Interests, and Voting Interests shall not change proportionately, automatically and simultaneously with any change in a Member's Capital Account. The Members reserve the right, however, to modify the relative percentages of their respective Capital Interests, Losses Interests, Profits Interests and Voting Interests at any time hereafter by an amendment hereto reduced to writing and signed by all Members.

Section 8.02 Normal Distributions. All normal Distributions of cash from the Company's net profits (i.e., not including any Distribution of proceeds from any sale of the Company or of all or substantially all of the Company's assets, or any other major liquidation) shall be made to each Member in accordance with the Member's Profits Interest, as set out in Schedule 1, but not to exceed the Member's Capital Account. Such Distributions shall be made from time to time in the reasonable discretion of the Manager. All of the Company's losses shall likewise be distributed to each Member in accordance with each Member's Losses Interest, as set out in Schedule 1.

Section 8.03 Debit Balances in Capital Account. As a general rule, in the absence of the vote or written consent of a Majority, no withdrawal of cash from any Member's Capital Account may be permitted if such withdrawal would result in a negative Capital Account for that Member, or of a negative bank account balance for the Company. A debit balance in a Member's Capital Account shall constitute an obligation of that Member to the Company. Such obligation shall be satisfied by the Member as soon as practicable, but no later than the first opportunity that arises for the Company to offset any Distribution to which such Member is entitled by the amount of the negative balance.

Section 8.04 Minimum Distribution of Profits for Taxes. Subject to Section 8.05, the Company shall distribute a reasonable amount of the Company's net profits on an annual basis before April 15th of each year sufficient to assist the Members in paying their respective federal and state income tax liabilities associated with the Company's profits (if any), as reflected on Schedule K of the Company's tax return sent to the Internal Revenue Service. The amount and timing of such special tax Distributions, if any, shall be determined by a Super-Majority, but shall (in the absence of such a determination by the Members) be at least thirty percent (30%) of the Company's annual taxable profits – taking into account any prior Distributions made by the Company to its Members during the subject tax year).

Section 8.05 Limitation on Distributions. The Company may not make a Distribution, if after the Distribution:

(a) The Company would not be able to pay its debts as they become due in the ordinary course of the Company's business; or

(b) The Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved and wound up at the time of the distribution, to satisfy the preferential rights upon dissolution and winding up of Members and transferees whose preferential rights are superior to those of persons receiving the distribution; or

(c) The Company would default under any agreement to which it is a party or by which any of its properties are bound; or

(d) The Company would have made a fraudulent conveyance against any creditor of the Company; or

(e) The Company would thereby be in violation of any law.

Section 8.06 Distribution Issues. If a Member believes a Distribution to such Member was not made pursuant to this Agreement, such Member must notify the Manager in writing within six (6) months of the date the Distribution was or should have been made or of the date the Member was informed of the Distribution issue or with the exercise of reasonable diligence could have been informed of it, whichever is later. If such notification is not timely provided, the issue is forever waived.

Section 8.07 Entitlements. With respect to a Member's Interests, no Member shall have or accrue any entitlement to, or become entitled to, receive any Distribution until such Distribution is actually made by the Manager, where the Manager has any discretion under this Agreement with respect to the Distribution. The Manager may change any exercise of discretion to make a Distribution, and thus refuse to make such a Distribution, right up to the time the Distribution is to be made.

Section 8.08 Possible Effect of Allocations. The Members are aware of the income tax consequences of the allocations and agree to be bound by the provisions of this Agreement in reporting their shares of Company income and loss for income tax purposes. Each Member understands that taxable income and gain allocated to such Member by the Company under this Agreement and the tax on the portion allocated to such Member for any year may exceed the cash Distributions from the Company to such Member, and such Member may have to look to sources other than Distributions from the Company to pay such tax.

Section 8.09 Guaranteed Payments. Guaranteed salaries, wages, fees, payments on loans, rents, etc., may be paid to one or more Members, as determined by the Manager in his or her reasonable discretion. Any such guaranteed payments shall not be deemed to be Distributions to such Members on account of their Membership Interests and shall not be charged to a Member's Capital Account.

ARTICLE IX
ACCOUNTING AND RECORDS

Section 9.01 Method of Accounting. Financial books and records of the Company shall be kept by a method of accounting determined to be the most appropriate by the Company's accountant. The same method shall be the method of accounting followed by the Company for federal income tax purposes. The financial statements of the Company shall be appropriate and adequate for the Company's business and for carrying out the provisions of this Agreement. The fiscal year of the Company shall end on December 31.

Section 9.02 Financial Records. At all times during the existence of the Company, the Manager shall keep or cause to be kept full and true books of account, in which shall be entered fully and

accurately each transaction of the Company. Such records shall be open to inspection and copying on reasonable Notice by any Member or the Member's representative during normal business hours. The costs of such inspection and copying shall be borne by the Member.

Section 9.03 Preparation of Financial Statements and Tax Returns. At the end of each fiscal year the books of the Company shall be closed and examined, and statements reflecting the financial condition of the Company and its profits or losses shall be prepared and a report thereon issued to the Company and the Members by the Company's accountant. Copies of the annual financial statements shall be given to all Members.

ARTICLE X
LIMITATIONS ON TRANSFERS

Section 10.01 Transfer or Assignment. (For purposes of this Article X, the term "Member" shall also include any Assignee, unless the context clearly renders such inclusion inapplicable.) No Member may sell, assign or Transfer all or any part of the Member's Interest in the Company without following the procedures set forth in this Article X.

Section 10.02 Voluntary Transfer; First Right of Refusal. If one of the Members wishes to dispose of all or part of the Member's Interest voluntarily, the Member shall first offer in writing to sell the same to the other Members on the same terms and conditions as the proposed sale. This offer shall be complete in all details of the proposed sale, including purchase price and terms of payment. Each remaining Member shall have the right to purchase a pro rata share of the Interest being offered for sale consistent with each Member's Capital Interest percentage at the price and on the terms contained in the offer to purchase. The Member must exercise the right to purchase within thirty (30) days after receipt of the offer. If any Member declines to purchase the Member's pro-rata share, the remaining Members shall have the right to purchase their proportionate share of the amount remaining. In this and all other instances under this Article X where the Members enjoy the right to acquire all or part of a selling Member's Interest, said remaining Members may elect to have the Company exercise their right by way of a Company repurchase of all or part of the subject Interest.

Section 10.03 Right to Sell. If the remaining Members do not exercise their right to purchase the entire Interest offered, the Member desiring to sell shall then have the right to go forward with the sale to a third party of the remaining Interest offered, but only on the same terms offered to the other Members.

Section 10.04 Transfer Void if Causes Termination of Company. Anything in this Agreement to the contrary notwithstanding, no Member or other person who has become the holder of any Interest in the Company shall transfer, assign or encumber all or any portion of his Interests in the Company during any fiscal year if such transfer, assignment or encumbrance would (in the sole opinion of the Managers) result in the termination of the Company for purposes of the Act or the then-applicable provisions of the Internal Revenue Code of 1986, as amended.

Section 10.05 Super-Majority Consent Required for Admission as Member. Unless all Members approve a Transferee's admission to the Company as a Member, the Transferee shall be entitled only to receive Distributions and other allocations under this Agreement pursuant to the Transferred economic Interests, and shall have no Voting Interest (i.e., no right to vote on any Company matter, except on any limited matters that may be expressly granted to Assignees herein), and shall have no right to exercise any management rights, unless and until such Assignee has been admitted as a Member and has executed an acceptable joinder agreement to this Agreement.

Section 10.06 Member Not Released From Liability. The Transferring Member shall not be released, solely as a result of the Transfer, from any debt or other liability owed to the Company, or to any Members or third parties that the Member has incurred prior to the Transfer.

Section 10.07 Securities Registration. The Units in the Company and the Interest in the Company such Units represent have not been qualified or registered under the securities laws of any state, including Utah, or registered under the Securities Act of 1933, in reliance on exemptions from the registration provisions of those laws. Notwithstanding any other provision of this Agreement, Units or Interests may not be Transferred or Disposed of unless registered or qualified under applicable state and federal securities law, unless, in the opinion of legal counsel satisfactory to the Company, such qualification or registration is not required. The Member who desires to Transfer or Dispose of a Unit or Interest shall be responsible for all legal fees incurred in connection with said opinion.

Section 10.08 Legend on Certificates. Each Membership Unit Certificate (if any) shall contain the following legend, or, in the event that such certificates are not issued to Members by the Company, the following language is hereby acknowledged, understood and accepted by each Member with respect to their respective Interests in the Company:

> THE UNITS/INTEREST REPRESENTED BY THIS CERTIFICATE HAVE NOT, NOR WILL BE, REGISTERED OR QUALIFIED UNDER FEDERAL OR STATE SECURITIES LAWS AND MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS SO REGISTERED OR QUALIFIED, OR UNLESS AN EXEMPTION FROM REGISTRATION OR QUALIFICATION EXISTS. THE AVAILABILITY OF ANY EXEMPTION FROM REGISTRATION OR QUALIFICATION MUST BE ESTABLISHED BY AN OPINION OF COUNSEL FOR THE OWNER THEREOF, WHICH OPINION AND COUNSEL MUST BE REASONABLY SATISFACTORY TO THE COMPANY.

Section 10.09 Transfer or Encumbrance without Consent Void. Any Transfer or Disposition of any Units or Interests or any part thereof, without the compliance and any consent required hereunder, shall be null and void.

Section 10.10 Expressly Permitted Transfers. Notwithstanding any other provision of this Agreement to the contrary, a Member may transfer all or any portion of the Member's Interests to (a) any trust created for the benefit of the Member, or any combination of the Member, the Member's spouse, and/or the Member's issue, provided that in any case the Member must retain a beneficial interest in the trust and be the trustee of the trust having the unconditional power to vote the Voting Interest, or (b) any wholly-owned or majority-owned Affiliate of the Member, provided that the Member must be the majority owner and chief officer of the Affiliate, or (c) another Member (see Section 10.11 below). However, in the case of subsections (a) and (b) of this Section 10.10, (i) the Transferee shall automatically be deemed a new Member upon compliance with all requirements of this Agreement, but (ii) a Transfer of all or part of a Member's Interests to any trust or entity wherein the Member fails to secure or retain full legal control of the trust or new entity for voting purposes, shall be deemed an unauthorized Transfer of the Interests and shall be null and void for all purposes, unless the Transferee is expressly approved as a new Member by all Members.

Section 10.11 Transfers to Other Members. A Member may Transfer all or any part of the Member's Interests to another Member, who shall hold all such Interests as a Member, without the consent of the other Members.

Section 10.12 Transferees Subject to Joinder and this Agreement; Transferor Liabilities. As a condition precedent to any Transfer, any party to whom an Interest is to be Transferred must first agree pursuant to an acceptable written joinder agreement (whether as a new Member or as an Unadmitted Assignee) to hold that Interest subject to all applicable provisions of this Agreement, in order for the Transfer to be valid; and the Transferee shall make no future Transfers or Dispositions except as provided herein. Any restriction on or obligation of a Transferring Member related to any economic Interest Transferred by such Member shall also apply to any Member or unadmitted Assignee receiving that Interest (but excluding the Transferring Member's Capital Account or any indebtedness owed by the Transferring Member to the Company, unless specifically included in any Transfer documents signed by the Receiving Member or Assignee and approved in writing by the Company).

Section 10.13 Unauthorized Transfers. The Company will not be required to recognize the Interest of any Transferee who has obtained a purported Interest as the result of an unauthorized Transfer. If the ownership of an Interest is in doubt, or if there is reasonable doubt as to who is entitled to any Distribution, the Company may accumulate the applicable income until the issue is resolved. Accumulated income will be credited conditionally to the Capital Account of the Member whose Interest Transfer is in question.

Section 10.14 Purchase of Company Interests from Unapproved Transferees. If any Person should seek to acquire any Interest in the Company as the result of a court order which the Company is required to recognize, or if a Member makes an unauthorized Transfer of an Interest which the Company is for any reason required to recognize, the Interest of the Transferee may then be acquired by the Company upon the following terms and conditions:

(a) The Company will have the option to acquire the Interest by giving Notice to the Transferee of its intent to purchase the Interest within sixty (60) days from the date of the court order or other known triggering event or the Company's first knowledge thereof, whichever is later.

(b) The Company will then have an additional sixty (60) days from the date of its Notice to purchase the Interest. The valuation date for the Interest will be the first day of the month in which such Notice is delivered.

(c) Unless the Company and the Transferee agree otherwise, the price and payment terms shall be determined as set forth in Article XII below.

(d) Closing of the sale will take place at the registered office of the Company at 10:00 AM on the first Tuesday of the month following the month in which the valuation report is completed and delivered to the parties to the sale. During the period of time prior to the closing date, the Transferee will be deemed an Unadmitted Assignee of the Interest.

(e) If the Company declines or fails to exercise its option to purchase all or part of the Transferring Member's Interests, then the remaining interested Members shall enjoy a secondary option to purchase all or whatever part of the Transferring Member's Interests remain available for purchase, to be exercised within thirty (30) days after the expiration of the Company's option period referenced in Section 10.14(a) above. When the purchase option is properly exercised by the Company and/or the Members, any and all rights and obligations of the Transferring Member regarding the Member's Transferred Interests (specifically excluding any debts or liabilities owed to the Company by the Transferring Member, unless the same are expressly released by the Company and/or assumed by the remaining Members, in writing) shall be redeemed by the Company and/or transferred to the remaining Members purchasing the same pursuant to an acceptable written agreement. When there are multiple remaining Members purchasing any

of the subject Interests, they shall allocate the purchase of the subject Interests between them, either on a pro rata basis or as they may otherwise agree among themselves.

(f) The Transferee of an unauthorized Transfer shall have no right to vote the Member's Voting Interest so long as the Transfer or any related, disputed ownership issue remains unresolved; nor shall the Member attempting the Transfer have the right to vote on any Transfer-related matters until all issues regarding the unauthorized Transfer are properly resolved.

Section 10.15 Taxes, Fees, Costs and Damages Paid by Breaching Member. In the event of any breach of the terms of this Agreement regarding Transfers, the Member responsible for the breach shall pay or reimburse the Company and/or the other Members for any tax liabilities arising out of the unauthorized Transfer, all fees owed to any appraisers, all legal fees and costs and other expenses, and any direct Damages suffered or incurred by the Company and/or the other Members as a result of the unauthorized Transfer.

ARTICLE XI
COMPULSORY PURCHASE AND SALE OF MEMBERSHIP INTERESTS

Section 11.01 Bankruptcy. (For purposes of this Article XI, the term "Member" shall also include any Assignee, unless the context clearly renders such inclusion inapplicable.) In the event of a Bankruptcy of any Member, the Member shall promptly notify the Company and the other Members of such event, and the Company or the remaining Members shall have the option to purchase all or any part of the Member's Interest on the terms and conditions set forth in Article XII below. In the case of Bankruptcy proceedings, the Member hereby agrees to waive and does hereby waive any objections to lifting the bankruptcy stay in order to allow the purchase of the Member's Interest pursuant to this Agreement.

Section 11.02 Divorce. In the event of a divorce or legal separation of an individual Member, unless the court having jurisdiction over the divorce proceeding shall confirm that all of the Member's Interest in the Company remains the separate property of that Member, the Member's Interest shall be subject to a prior option, exerciseable at any time after the filing of the divorce petition until sixty (60) days after the final court decree, in favor of the Company and/or the remaining Members, to acquire all or part of the Member's Interest at the price and on the terms set forth in Article XII below. If any part of the Member's Interest is not timely purchased by the Company and/or the remaining Members, the remaining Interest shall be allocated by the court or by agreement of the Member and the other party(s) in interest.

Section 11.03 Dissolution or Death. In the event of the legal dissolution of an entity Member or the death of an individual Member, the Member's Interest shall be subject to a prior option exerciseable within ninety (90) days after the dissolution or death, in favor of the Company and/or the remaining Members, to acquire all or part of the Member's Interest at the price and on the terms set forth in Article XII below. If any part of the Member's Interest is not timely purchased by the Company and/or the remaining Members, the remaining Interest shall be allocated to the Member's successors or heirs pursuant to law.

Section 11.04 Attachment, Garnishment, Etc. In the event that all or any part of a Member's Units or Interests becomes the subject of any lien being foreclosed upon, or any charging order, attachment, garnishment or similar legal proceeding, or is in any other way put at risk of loss or transfer to any third party, the Company and/or the other Members shall have a first option for sixty (60) days after first learning of such lien or legal action in which to acquire all or a part of the Member's Interests, in their discretion, at the price and on the terms set forth in Article XII below.

Section 11.05 Deadlock. In the event of a Deadlock:

(a) Any Member (the "Initiating Member") may by delivery of a written notice (the "Buy-Sell Notice") to another Member (the "Responding Member") initiate the forced buy-sell procedures set forth in this Section 11.05.

(b) The Buy-Sell Notice shall contain the following terms: (i) a statement that the notice is the Buy-Sell Notice referred to in this Section 11.05 regarding a Deadlock, (ii) the total purchase price (the "Purchase Price") at which the Initiating Member is willing to purchase all, but not less than all, of the Member's Interest owned by the Responding Member, and the corresponding price per Unit ("Per Unit Price") calculated by taking the Purchase Price and dividing it by the total Units owned by the Responding Member (e.g., a $100,000 Purchase Price divided by 50,000 Units owned by the Responding Member equals $2.00 Per Unit Price), (iii) an irrevocable offer of the Initiating Member to the Responding Member to, at the sole election of the Responding Member exercised pursuant to Section 11.05(c), either (1) purchase from the Responding Member all, but not less than all, of the Member's Interest owned by the Responding Member for the Purchase Price, or (2) sell to the Responding Member all, but not less than all, of the Member's Interest owned by the Initiating Member for a purchase price equal to the Per Unit Price multiplied by the total Units owned by the Initiating Member.

(c) Within thirty (30) days after its receipt of the Buy-Sell Notice (the "Response Period"), the Responding Member shall by delivery of a written notice to the Initiating Member (the "Response Notice") elect to either (1) sell to the Initiating Member all, but not less than all, of the Member's Interest owned by the Responding Member for the Purchase Price, or (2) purchase from the Initiating Member all, but not less than all, of the Member's Interest owned by the Initiating Member for a purchase price equal to the Per Unit Price multiplied by the total Units owned by the Initiating Member.

(d) If the Responding Member does not deliver to the Initiating Member the required Response Notice during the Response Period, then, effective as of the first day following expiration of the Response Period, such failure shall be deemed to be an irrevocable acceptance and agreement of the Responding Member to sell to the Initiating Member all of the Member's Interest owned by the Responding Member for the Purchase Price. Any election or deemed election of the Responding Member with respect to the Buy-Sell Notice shall be irrevocable and shall be binding on both the Responding Member and the Initiating Member.

(e) The closing of the purchase and sale of the Member's Interest pursuant to this Section 11.05 (the "Closing") shall occur no later than the first business day following the sixtieth (60th) day after the delivery of the Buy-Sell Notice.

(f) The Member's Interest sold pursuant to this Section 11.05 shall be transferred free and clear of all liens, claims and encumbrances (other than restrictions pursuant to this Agreement or restrictions on transfer imposed by applicable securities laws).

(g) The Company and each Member shall take all actions as may be reasonably necessary to timely consummate the purchase and sale contemplated by this Section 11.05, including (without limitation) entering into such agreements and delivering such consents as may be necessary, including (without limitation) any written agreements or consents as may be

necessary to waive any restrictions on transfer of the Member's Interest contained in this Agreement.

(h) At the Closing, the Member having become obligated to transfer its Units pursuant to this Section 11.05 (the "Selling Member") shall deliver to the Member having become obligated to purchase the Selling Member's Units pursuant to this Section 11.05 (the "Buying Member") all documents or instruments necessary to effect the irrevocable assignment and transfer of all of the Selling Member's Interest, and the Buying Member shall deliver to the Seller Member the purchase price in accordance with Sections 12.01 and 12.02.

(i) Upon the transfer of a Member's Interest pursuant to this Section 11.05, such Member shall cease to be a Member of the Company.

(j) During the period of time commencing on the date of the Buy-Sell Notice and ending on the date of the consummation of the sale and purchase pursuant to this Section 11.05, the Company and the Members shall cause the Company to continue to operate in a manner consistent with its prior practices and this Agreement.

(k) No Buy-Sell Notice may be given while (i) the Members have rights and obligations under this Section 11.05 regarding a Buy-Sell Notice that has previously been given (i.e., until the possible transactions resulting from a previously given Buy-Sell Notice have been abandoned or deemed abandoned), or (ii) the Company or all of its Managers or Members are parties to a letter of intent or letter of understanding or a binding written agreement that contemplates the merger or sale of the Company, or the sale of fifty percent (50%) or more of the outstanding equity interests of the Company, or a sale of all or substantially all of the Company's assets.

(l) The Company and the Members agree that the parties hereto would be irreparably damaged if this Section 11.05(a) is not specifically enforced in the event of a breach or threatened breach hereof. If any controversy concerning the rights or obligations under this Section 11.05 arises, or if this Section 11.05 is breached or threatened to be breached, the parties hereto agree that remedies at law would be inadequate and that, therefore, such rights and obligations, and this Section 11.05, shall be enforceable by specific performance. The remedy of specific performance shall not be an exclusive remedy, but shall be cumulative of all other rights and remedies of the parties hereto at law, in equity or under this Agreement.

Section 11.06 Expulsion.

(a) The Members (excluding any Assignees) may, by a Super-Majority vote, expel a Member (or an Assignee) from the Company:

i. For improperly interfering with the management of Company affairs;

ii. For engaging in grossly negligent or intentionally wrongful acts that result in significant harm to or liability for the Company, following the Member's failure to reasonably cure the problem within sixty (60) days after receiving written notice thereof from the other Members;

iii. For felonious conduct bringing the Company into public disrepute; or

iv. For any material breach of this Operating Agreement, or allowing the Member's Interest to become subject to attachment, garnishment, charging order or similar legal proceeding, upon failing to reasonably cure the same within sixty (60) days after receipt of a detailed, written Notice thereof from the other Members.

(b) In each of the foregoing events, the expulsion shall result in the Company and/or the remaining Members (and Assignees) purchasing the expelled Member's (or Assignee's) Interest at the price and on the terms provided in Article XII below, less a one-third (1/3) discount.

Section 11.07 "Tag-Along" and "Drag-Along" Rights.

(a) In the event that any one or more Members holding a Majority of the Company's Interests determine to sell all or a Majority of the Company's Interests to a third party, and if the first rights of refusal set forth in this Article XI are either waived or do not apply, and if the purchase price constitutes a fair market value, said Members holding such Majority shall have the right to compel, in their sole discretion, the sale of all other Members' Interests in the Company to said third party, such that all Members shall benefit pro rata from the net sales proceeds; and

(b) In the event that one or more Members holding a Majority of the Company's Interests determine to sell their Interests to a third party, as set forth above in Section 11.07(a), but do not exercise the right to compel the sale of the other Members' Interests also, any one or more of the other Members may elect to compel the Members holding a Majority of the Voting Interests who desire to sell, to also include such other Members in the subject sale, with all net sales proceeds being shared pro rata by the members participating in such sale.

Section 11.08 Waiver of Partition Right. Each Member hereby waives any right to partition, or any similar right to take any other action that might otherwise be available to such Member for the purpose of severing such Member's relationship with the Company and in connection therewith receiving such Member's proportionate entitlement to the Company Property, except for and not until the dissolution of the Company, or upon a unanimous Member agreement.

ARTICLE XII
PURCHASE PRICE AND TERMS

Section 12.01 Annual Determination of Company Value. (For purposes of this Article XII, the term "Member" shall also include any Assignee, unless the context clearly renders such inclusion inapplicable.) Within thirty (30) days following receipt of the Company's annual financial statement or within one hundred twenty (120) days following the end of each fiscal year, whichever occurs first, the Members should review the Company's financial condition and should agree on the then current market value of the Company, which shall be the conclusive "Company Value" for the next six (6) months, but only the presumptive Company Value thereafter until a different value is either agreed on by all Members or otherwise established pursuant to the provisions of this Operating Agreement. When the Members are able to reach an agreement, they shall evidence such Company Value in writing in the form of a Schedule 2a, 2b, 2c, etc., and provide the same to the Company to be filed with the records of the Company.

Section 12.02 Payment of Purchase Price. (For purposes of Sections 12.02 through 12.05, the term "Member" shall also include any Assignee, unless the context clearly renders such inclusion inapplicable.) Unless otherwise provided herein, the purchase price for any Interest purchased by the Company or the remaining Members under this Agreement shall be paid as follows:

(a) At least twenty-five percent (25%) of the purchase price shall be paid at the time of closing, unless the purchase price is less than One Hundred Thousand Dollars ($100,000.00), in which case the entire purchase price shall be paid to the departing Member in one lump sum at closing.

(b) The balance of the purchase price shall be paid, with interest, in sixty (60) equal monthly installments beginning thirty (30) days from the close of purchase and continuing thereafter until the full amount has been paid. The unpaid principal balance shall bear annual interest at a rate which is the lesser of: (i) six percent (6%), or one percent over the prime rate as established by the Wall Street Journal on the day of closing.

(c) Accrued interest shall be paid at the time of principal payments.

(d) The purchaser shall execute a commercially reasonable promissory note containing the terms of payment set forth herein, reflecting a 5-year amortization schedule.

Section 12.03 Alteration of Terms. Notwithstanding the above provisions, the buying and selling parties to any purchase of any Interest may agree to a purchase price and payment terms different than the default provisions set forth in this Article XII. Moreover, the purchaser shall have the right to prepay all or any part of the purchase money obligation at any time, without premium or penalty. The purchaser and seller of the Interest may also modify any of the payment terms at any time thereafter by mutual written agreement.

Section 12.04 Determining Value. Except for the value of the Member's Interests determined under Article XI (Compulsory Buy-Sell) or Section 12.01 (Annual Determination), the value of a selling Member's Interest shall be agreed on by the selling Member (or his or her successor in interest, as the case may be) and the Company and/or the remaining interested Members. If they do not mutually agree on a value within sixty (60) days after the date of the event requiring the determination, the value of the selling Member's Interest shall be determined as follows:

(a) Any appraisal conducted by a qualified independent appraiser selected by mutual agreement of the buyer and the seller. If they are not able to agree on an appraiser within sixty (60) days from the valuation date, then the buyer and seller of the subject Interest shall each select one qualified, independent appraiser, and the two appraisers shall jointly select a third appraiser. The value of the Interest shall be determined by the average of the two appraisals closest to each other in value. The appraisals may include reasonable adjustments to recognize appropriate minority or marketability discounts, according to generally accepted accounting practices. The fee of the third appraiser shall be paid equally by the buyer and the seller.

(b) Notwithstanding Section 12.04(a), if the buyer and seller of the subject Interest are able to agree on a purchase price at any time during the appraisal process, the purchase price shall be the amount agreed upon by them.

ARTICLE XIII
DISSOLUTION AND WINDING UP

Section 13.01 Events Causing Dissolution. The Company shall be dissolved upon the first to occur of the following events:

(a) the written agreement of a Majority to dissolve the Company; or

(b) the sale or other disposition of the Company or substantially all of the Company's assets; or

(c) the Company is liquidated in any voluntary or involuntary Chapter 7 bankruptcy, or any judicial order or other event occurs that requires dissolution of the Company under Utah law.

Section 13.02 Cessation of Business. (For purposes of Sections 13.02 and 13.03 below, the term “Member” shall also include any Assignee, unless the context clearly renders such inclusion inapplicable.) On the dissolution of the Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of the Company. The Manager shall wind up the affairs of the Company. After paying or adequately providing for the payment of all known debts of the Company (except debts owing to Members), the remaining assets of the Company shall be distributed or applied in the following order:

(a) To pay the expenses of liquidation.

(b) To establish reasonable reserves for contingent liabilities or obligations of the Company.

(c) To repay outstanding loans by Members to the Company. If there are insufficient funds to pay back such loans in full, each lending Member shall be repaid from the remaining funds an amount calculated according to the ratio that each Member's loan balance (principal and interest) bears to the total of all outstanding Member loan balances (principal and interest) then owed by the Company to all such Members. Such repayment shall first be credited to unpaid interest and the remainder shall be credited to unpaid principal.

(d) To pay the Members’ Capital Accounts. Any remaining funds shall then be prorated and distributed according to the Members’ respective positive Capital Account balances, at which time any negative Capital Account balances should also be fairly resolved.

Section 13.03 Return of Member’s Investment. Each Member shall look solely to the assets of the Company for the return of the Member's investment, and if the Company Property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the investment of each Member, such Member shall have no recourse against any other Member or Manager for payment, indemnification or reimbursement, except as may be specifically provided in this Agreement.

ARTICLE XIV
RESTRICTIVE COVENANTS

Section 14.01 Confidentiality. (For purposes of this Article XIV, the term “Member” shall also include any Assignee, and any Manager, unless the context clearly renders such inclusion inapplicable.) Each Member acknowledges that during the term of this Agreement, the Member will have access to and become acquainted with Confidential Information belonging to the Company. In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense and

specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall disclose, either during his or her association with the Company and for ten (10) years thereafter, any Confidential Information of which such Member becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, loss and theft. Any Assignee shall, by acquiring any Interest in the Company, be bound by the Covenants set forth in this Article to the same extent as the Members.

Nothing contained in this Section shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Members; (vi) to such Member's legal representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section as if a Member; or (vii) to any potential, permitted Assignee in connection with a proposed transfer of any Interest from such Member, as long as such Assignee agrees to be bound by the provisions of this paragraph as if a Member; provided, that in the case of subsections (i), (ii) or (iii) above, such Member shall notify the Company and the other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event shall the Member make any such disclosure before providing reasonable notice to the Company and other Members) and shall use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment.

The restrictions of this paragraph shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or becomes available to a Member or any of its legal representatives on a non-confidential basis prior to its disclosure to the receiving Member and any of its legal representatives; (iii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iv) becomes available to the receiving Member or any of its legal representatives on a non-confidential basis from a source other than the Company, any other Member or any of their respective legal representatives; provided, that such source is not known by the recipient of the Confidential Information to be bound by a confidentiality agreement with the Company or the disclosing Member or any of its legal representatives.

Section 14.02 Non-Competition. During the term that a Member holds any Interest in the Company, and for a period of one (1) year thereafter, a Member shall not, anywhere in the world, without the written consent of all Members, either directly or indirectly:

(a) engage in any activity competitive with Company, including without limitation the design, development, marketing, production, or sale of any product or service similar to or substitutable for any of Company's products or services; or

(b) own, operate, have any interest in, or be compensated by any entity or business that is engaged in any such competitive activity.

Section 14.03 Non-Solicitation. During the term that a Member holds any Interest in the Company, and for a period of one (1) year thereafter, a Member shall not, anywhere in the world, without the written consent of all Members, either directly or indirectly:

(a) interfere with or solicit for such a Member, or for any other person or entity, any of Company's customers to whom Company has provided goods or services or who are in negotiations for Company's goods or services at the conclusion of the Member's association with the Company; or

(b) solicit for employment, or assist any other person or entity in soliciting for employment, any employee or independent contractor of Company, or otherwise encourage any employee or independent contractor of Company to terminate their employment with or work for Company.

Section 14.04 Enforcement by Injunction. Each Member acknowledges that the covenants set forth in this Section are of vital concern to the Company, that monetary Damages for any violation of them would not adequately compensate the Company, and that the Company is engaged in a highly competitive business. Accordingly, it is agreed that the Company shall be entitled to preliminary and permanent injunctive relief (without the necessity of posting bond) to secure specific performance and to prevent a breach or contemplated breach of such covenants. Each Member agrees to indemnify and reimburse the Company for any and all costs, expenses (including but not limited to attorney's and paralegal's fees, accountants' fees, and experts' fees, whether or not a lawsuit is filed), and Damages paid or incurred, excluding punitive and any consequential (e.g., lost profits) Damages, as a result of or arising from their breach of the provisions of this Section.

ARTICLE XV
ASSIGNMENT OF INTELLECTUAL PROPERTY

Section 15.01 Assignment. (For purposes of this Article XV, the term "Member" shall also include any Assignee, unless the context clearly renders such inclusion inapplicable.) Each Manager and each Member of the Company, as partial consideration for their Interests in the Company, hereby freely and unconditionally assigns to the Company, or such Affiliate of the Company as the Manager may determine, his, her, or its entire right, title and interest in and to any and all Intellectual Property pertaining to the business of the Company that is conceived, created or invented, or otherwise owned or held by them, either before the Effective Date or during their association with (i.e., ownership in or services rendered to) the Company, including without limitation any and all such patents, copyrights, trademarks, trade names, websites and domain names, and all other creations, works of authorship, software applications and code, and trade secrets previously or hereafter created, developed, owned or otherwise held by any Member or Manager that are in any way related to the Company's current and future-contemplated products, services and business, and all future registrations and derivative creations related thereto, which Assignment specifically includes without limitation any and all Intellectual Property included in each Member's initial Contributed Property referenced in Article 1; and each Manager and Member assigning any such Intellectual Property to the Company now or hereafter hereby represents and warrants their absolute ownership of the same, their right to assign the same to the Company or a designated Affiliate without any third party consent or restrictions, and that all such Intellectual Property does not infringe upon any rights of any third party in any way.

Section 15.02 Protective Action. If at any time, including before or after a Member or Manager ceases to be employed by, engaged by, or otherwise affiliated with the Company, it is necessary for the Member or Manager to sign certain documents or appear at certain hearings, with respect to patents or patent applications, copyrights or copyright applications, trademarks or trademark applications, trade secrets, or other Intellectual Property matters relating to the Company or its products, services or business, the Member or Manager agrees without additional consideration to execute such documents or attend such hearings. The Company shall defray applicable and reasonable travel expenses which a Member or Manager may be required to incur as a result of this provision. If the Member or Manager is no longer associated with the Company, or is employed elsewhere to the extent such other employment is allowed under this

Agreement, then the Company will reasonably respect the Member or Manager's obligations to his or her then present employer and will use reasonably efforts to attempt to schedule such hearings so as not to unduly interfere with the Member or Manager's other employment.

Section 15.03 Return of Materials. Each Member and Manager shall, upon the request of the Manager, immediately return and surrender to the Company all Confidential Information and Intellectual Property of the Company.

Section 15.04 Enforcement by Injunction. Each Member and Manager acknowledges that the covenants set forth in this Section are of vital concern to the Company, that monetary Damages for any violation thereof would not adequately compensate the Company, and that the Company is engaged in a highly competitive business. Accordingly, it is agreed that in any such event the Company is entitled to the equitable remedy of specific performance and shall have the right to preliminary and permanent injunctive relief (without the necessity of posting bond) to secure specific performance and to prevent a breach or contemplated breach of such covenants. Each Member and Manager agrees to indemnify and reimburse the Company for any and all costs, expenses (including but not limited to attorney's and paralegal's fees, accountants' fees, and experts' fees, whether or not a lawsuit is filed), losses and Damages, including lost profits incurred as a result of or arising from the Manager or Member's material breach of any provision of Articles 14 or 15 hereof.

Section 15.05 Successors. The provisions of this Section shall inure to the benefit of any successor to the Company as to any of the Intellectual Property or Confidential Information of the Company, or any purchaser of the same, including any lawful successors to such items in the event of the dissolution, winding up, bankruptcy or termination of the Company or its business.

ARTICLE XVI
INVESTMENT REPRESENTATIONS

Each Member/Investor (i.e., any Member or Assignee who is a cash or in-kind investor in the Company, including without limitation each of the three current Members) hereby represents and warrants as follows:

Section 16.01 Pre-Existing Relationship or Investment Experience. (a) The Member/Investor has a pre-existing personal or business relationship with the Company or one or more of its officers or control persons, or (b) by reason of the Member/Investor's business, financial and/or legal experience (as a sophisticated investor), or the business, financial and legal experience of the Member/Investor's attorney(s) and/or financial advisor(s) who are unaffiliated with and not compensated, directly or indirectly, by the Company or any Affiliate or selling agent of the Company, the Member/Investor is capable of evaluating the risks and merits of an investment in the Company and protecting the Member/Investor's own interests in connection with this investment.

Section 16.02 No Advertising. The Member/Investor has not seen, received, been presented with, or been solicited, by any leaflet, public promotional meeting, newspaper or magazine article or advertisement, radio or television advertisement, or any other form of advertising or general solicitation with respect to the sale of the subject Interest.

Section 16.03 Investment Intent. The Member/Investor is acquiring the Interest for investment purposes for the Member/Investor's own account only and not with a view to or for sale in connection with any Distribution of all or any part of the Interest. No other person will have any right to the Interest.

Section 16.04 Economic Risk. The Member/Investor is financially able to bear the economic risk of an investment in the Company, including the total loss of the investment. It is understood by the Member/Investor that a franchisor agreement has not yet been secured, nor have all governmental approvals for the development and operation of the Hotel been requested or granted.

Section 16.05 No Registration of Interest. The Member/Investor acknowledges that the Interest has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or qualified under Utah's security laws, or any other applicable blue-sky laws, in reliance, in part, on the Member/Investor's representations, warranties, and agreements herein.

Section 16.06 Interest a Restricted Security. The Member/Investor understands that the Interest is a "restricted security" under the Securities Act, in that the Interest will be acquired from the Company in a transaction not involving a public offering, and that the Interest may be resold without registration under the Securities Act only in certain limited circumstances, and that otherwise the Interest must be held indefinitely. The Member/Investor represents, warrants, and agrees that the Company and the Manager are under no obligation to register or qualify the Interest under the Securities Act or under any state securities law, or to assist the Member/Investor in complying with any exemption from registration and qualification.

Section 16.07 No Disposition in Violation of Law. Without limiting the representations set forth above, and subject to other restrictions set forth in this Operating Agreement, the Member/Investor shall not make any Disposition of all or any part of the Member's Interest which will result in the violation by the Member/Investor or by the Company of the Securities Act, the Utah securities laws, or any other applicable securities laws. Without limiting the foregoing, the Member/Investor agrees not to make any Disposition of all or any part of the Interest unless and until:

(a) There is then in effect a registration statement under the Securities Act covering such proposed Disposition and such Disposition is made in accordance with such registration statement and any applicable requirements of state securities laws; or

(b) The Member/Investor has notified the Company of the proposed Disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed Disposition; and, if reasonably requested by the Manager, the Member/Investor has furnished the Company with a written opinion of counsel, reasonably satisfactory to the Company, that such Disposition will not require registration of any securities under the Securities Act or the consent of or a permit from appropriate authorities under any applicable state securities law; and the Member/Investor has fully complied with all applicable Transfer provisions herein.

Section 16.08 Investment Risk. The Member/Investor acknowledges that the purchase of the Interests is a speculative investment that involves a substantial risk of loss of all or part of the Member/Investor's investment in the Company, and that the Member/Investor understands and takes full cognizance of all risk factors related to the purchase of the Interest (e.g., a start-up company, minimal capitalization, highly competitive market, no fairness opinion, minority owners' minimal influence or control, restrictions on Transfers, etc.).

Section 16.09 Investment Experience. The Member/Investor is (or its principal owner(s) are) an experienced and sophisticated investor in unregistered and restricted securities of limited liability companies, limited partnerships, and corporations and other speculative, high-risk ventures.

Section 16.10 "Accredited Investor." As that term is defined under the federal and state securities laws and regulations, The Member/Investor is (or its principal owner is) an "accredited investor," and is also an experienced and sophisticated investor in unregistered and restricted securities of corporations, limited liability companies, joint ventures, limited partnerships and other speculative, high-risk ventures.

Section 16.11 Restrictions on Transferability. The Member/Investor acknowledges that there are substantial restrictions on the transferability of the Interest pursuant to this Operating Agreement, that there is no public market for the Interest and none is expected to develop, and that, accordingly, it may not be possible for the Member/Investor to liquidate the Member's/Investor's Interest in the Company.

Section 16.12 Information Reviewed. The Member/Investor and/or his advisors have received and reviewed all information the Member/Investor and any of his advisors requested from the Company and which they consider necessary for deciding whether to purchase the Interest. The Member/Investor has had an opportunity to ask questions and receive answers from the Company and its Manager, officers, and employees regarding the terms and conditions for the purchase of the Interest and regarding the business, financial affairs, and other aspects of the Company, and has further had the opportunity to obtain all information (to the extent the Company possesses or can acquire such information without unreasonable effort or expense, and to the extent such information is neither confidential nor proprietary) which the Member/Investor deems necessary to evaluate the investment and to verify the accuracy of information otherwise provided to the Member/Investor

Section 16.13 No Representations by Company. Neither any Manager, officer, agent or employee of the Company, nor any other Person, has at any time expressly or implicitly represented, guaranteed, or warranted to the Member/Investor that the Member/Investor may freely Transfer the Interest, that a percentage of profit and/or amount or type of consideration will be realized as a result of an investment in the Company, that past performance or experience on the part of the Manager or the Manager's Affiliates in any way indicates the predictable results of the Member/Investor's investment and ownership of the Interest or of the overall Company business, that any cash Distributions from Company operations or otherwise will be made to the Member/Investors by any specific date or will be made at all, or that any specific tax benefits will accrue as a result of an investment in the Company.

Section 16.14 Consultation with Attorney. The Member/Investor has been advised to consult with the Member/Investor's own attorney, accountant and financial advisor regarding all legal, tax and financial matters related to the Member/Investor's investment in the Company, and has done so to the extent the Member/Investor deemed necessary.

Section 16.15 Tax Consequences. The Member/Investor acknowledges that the tax consequences to the Member/Investor of investing in the Company will depend on the Member/Investor's particular circumstances, and that neither the Company, the Manager, the officers or the other Members will be responsible or liable for the tax consequences to the Member/Investor of an investment in the Company. The Member/Investor will look solely to, and rely solely upon, the Member/Investor's own attorneys and financial and tax advisers with respect to the tax consequences of this investment.

ARTICLE XVII
GENERAL PROVISIONS

Section 17.01 Dispute Resolution. (For purposes of this Article XVI, the term "Member" shall also include any Assignee, unless the context clearly renders such inclusion inapplicable.) Any and all claims or disputes between any of the Managers, the Members and/or the Company regarding the operation

of the Company or this Agreement shall be resolved without recourse to litigation (except for injunctive relief); and the Company and each Manager and Member, upon signing this Agreement, hereby waives all rights to judicial resolution of any such disputes. In the event of any claim or dispute arising out of or relating to this Agreement or any breach of this Agreement, the parties to the dispute shall use their best efforts to negotiate a settlement in good faith. If a settlement cannot be reached within thirty (30) days of receipt of written Notice of the dispute, it may be submitted to non-binding mediation by any party to the dispute, to be conducted in Utah County in the State of Utah. If the matter cannot be resolved by mediation, it may be submitted by any party to the dispute to binding arbitration to be conducted in Utah County in the State of Utah pursuant to the commercial arbitration rules and procedures of the Utah Arbitration Act. Judgment upon the award of the arbitrator (or arbitrators) may be entered in any court having competent jurisdiction. The prevailing party(ies) in any arbitration shall be entitled to an award of its (their) attorney's fees and arbitration fees and costs incurred in connection with the arbitration, to be reimbursed by the losing party, subject to any necessary adjustment in the discretion of the arbitrator(s) if required by considerations of fairness and equity, and to any additional fees and costs incurred in collecting on the award. The parties each acknowledge that they are giving up the right to a trial by jury or by the court. The arbitrator(s) shall have the full authority to award legal or equitable relief, as the arbitrator(s) deem appropriate. The decision of the arbitrator or a majority of the arbitrators shall be final and binding on all parties and their respective heirs, executors, administrators, successors and assigns. Arbitration hereunder shall not in any event (a) prevent any party from seeking and obtaining interim equitable relief including but not limited to prohibitory or mandatory injunctions, specific performance or extraordinary writs in any court of law or equity having jurisdiction, nor (b) prevent any party from enjoining any other party in any action brought by or against a third party with respect to the subject matter of the arbitration, nor (c) prevent any party from filing legal action hereunder to effectuate any pre-judgment attachment or garnishment, provided that such party stipulates in such action, at any other party's request, to arbitration on the merits of the case, nor (d) prevent a party from filing legal action to compel arbitration under the arbitration provisions hereof.

Section 17.02 Company Counsel. The Company has selected Fillmore Spencer LLC as legal counsel to the Company ("Company Counsel"). Each Member acknowledges that Company Counsel does not and shall not represent any Manager or Member personally in any dispute arising under this Operating Agreement between the Company, the Manager(s) and/or any Member(s). Company Counsel shall owe no separate duties to any such Manager or Member, but shall represent only the Company, except in matters (a) where any or all such parties are negotiating with a third party based on substantially similar interests or (b) where the Company, any one or more Members and/or the Manager(s) are co-plaintiffs or co-defendants with substantially similar interests, or (c) where any conflict of interest is waived by all Members. All Members and the Manager hereby consent to such representation, and further agree to secure separate counsel as they deem necessary with respect to this Operating Agreement and any other legal matters hereafter. Each Member further acknowledges that (i) with the knowing and voluntary consent of all Members, Company Counsel has represented the interests of the Company in connection with the formation of the Company, the preparation of this Operating Agreement and related matters; (ii) William L. Fillmore, a partner in Company Counsel, owns an indirect interest in one of the Members of the Company, specifically, Simple Little Stories, LLC; and (iii) while communications between Company Counsel and the Company, its Members and Managers may be confidential with respect to third parties under the Utah Bar's Rules of Professional Conduct, no Member or Manager has any expectation that any such communications are confidential with respect to or as between Company Counsel and any or all other Members and Managers of the Company.

Section 17.03 Execution of Further Instruments. The Members shall cooperate with each other in good faith to accomplish the objectives and purposes of the Company and this Agreement; and to that

end, from time to time, they shall make, execute, and deliver such other and further instruments as may be necessary or convenient in the fulfillment of this Agreement.

Section 17.04 Schedules and Exhibits. Any and all Schedules and Exhibits attached to this Agreement are hereby incorporated into this Agreement and made a part hereof.

Section 17.05 Headings. The headings in this Agreement are included solely for convenience of reference and shall not be construed as limiting or in any other way defining or modifying the text of this Agreement.

Section 17.06 Agreement Binding. This Operating Agreement shall inure to the benefit of and be binding upon each of the Members and their respective personal representatives, executors, heirs, successors, and assigns (including successors and assigns by operation of law and involuntary event, as well as by voluntary act).

Section 17.07 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any non-Member creditors of the Company.

Section 17.08 Controlling State Law. This Operating Agreement shall be construed and enforced in accordance with the laws of the State of Utah.

Section 17.09 Severability. If any provision of this Agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision shall be construed as though more narrowly drawn, in order to avoid such invalidity, illegality, or unenforceability while giving maximum permissible effect to the parties' express intentions herein; and, in any event, the remainder of this Agreement shall remain in full force and effect.

Section 17.10 Authority to Enter Into Agreement. Each Member represents and warrants to the other Members that the Member (and its signing representative) have the lawful capacity and proper authority to enter into this Agreement, and does not require the consent of any third party.

Section 17.11 Counterparts. This Operating Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 17.12 Entire Agreement. This Operating Agreement contains the entire agreement between the parties concerning its subject matter, and it replaces all prior agreements, written or oral, between them concerning its subject matter.

[SEE FOLLOWING SIGNATURE PAGE]

IN WITNESS OF THE FOREGOING, the Company and all of its Members have executed this Operating Agreement on the dates indicated below, but deemed effective as of the Effective Date.

MEMBERS:

Simple Little Stories, LLC

By: ___________________________
John J. Lee, Jr., Manager

Date: 5/23/2022

Lady of the Lake Studios, LLC

By: ___________________________
Jason Brents, Manager

Date: 5/23/2022

3Gates Films, LLC

By: ___________________________
Stephen Wollwerth, Manager

Date: 5/23/2022

COMPANY:

One Door Studios LLC

By: ___________________________
John J. Lee, Jr., Manager

Date: 5/23/2022

SCHEDULE 1

TO AMENDED AND RESTATED
OPERATING AGREEMENT OF
ONE DOOR STUDIOS LLC
(as of May 23, 2022)

Members	Units	Capital Interest	Voting Interest	Profits Interest	Losses Interest
Simple Little Stories, LLC Attn: John J. Lee, Jr. [redacted]	33,333-1/3	33.333%	33.333%	33.333%	33.333%
Lady of the Lake Studios, LLC Attn: Jason Brents [redacted]	33,333-1/3	33.333%	33.333%	33.333%	33.333%
3Gates Films, LLC Attn: Stephen Wollwerth [redacted]	33,333-1/3	33.333%	33.333%	33.333%	33.333%
Totals	**100,000**	**100%***	**100%**	**100%**	**100%**

*It is the Members' intent that their respective Units and Membership Interests shall be equal in all respects, specifically that they shall be equal one-third (1/3) owners of the Company with respect to each and every Interest referenced above, including their voting rights. Even though the numbers in the Interest columns above do not add up to precisely 100%, it is the Members' intent that the .333 percentages be extended indefinitely, such that they each functionally and legally correspond to one-third of the Company's Interests in all respects, thereby resulting in a virtual 100% total in all columns.

CERTIFICATION:

The undersigned Manager and Members of One Door Studios LLC (the "**Company**") hereby certify that the Persons listed above are all of the Members holding all of the Interests in the Company as specified above (and fully vested), effective as of May 23, 2022.

COMPANY:

One Door Studios LLC

By: ______________________________
John J. Lee, Jr., Manager

MEMBERS:

Lady of the Lake Studios, LLC

By: ______________________________
Jason Brents, Manager

3Gates Films, LLC

By: ______________________________
Stephen Wollwerth, Manager

Simple Little Stories, LLC

By: ______________________________
John J. Lee, Jr., Manager

SCHEDULE 2

TO AMENDED AND RESTATED
OPERATING AGREEMENT OF
ONE DOOR STUDIOS LLC
(as of May 23, 2022)

The undersigned Members of One Door Studios LLC, a Utah limited liability company, hereby agree that the current Company Value is Three Million Dollars ($3,000,000.00); and that one (1) Unit of the 100,000 currently issued and outstanding Membership Units in the Company is therefore valued at Thirty Dollars ($30.00).

ACCEPTED AND AGREED:

MEMBERS:

Simple Little Stories, LLC

By: ______________________________
John J. Lee, Jr., Manager

Lady of the Lake Studios, LLC

By: ______________________________
Jason Brents, Manager

3Gates Films, LLC

By: ______________________________
Stephen Wollwerth, Manager

ACKNOWLEDGED:

COMPANY:

One Door Studios LLC

By: ______________________________
John J. Lee, Jr., Manager

JOINDER ADDENDUM TO OPERATING AGREEMENT

This is a Joinder Addendum to the Operating Agreement, dated May 23, 2022, by and among One Door Studios LLC, a Utah limited liability Company (the "Company"), and all of the Members of the Company (the "Members").

WHEREAS, **[[**_______________**]]** ("Transferring Member") desires to assign all or part of his/her/its Interest in Company to, and the Company desires to admit as a new Member, ___________________("New Member"), on the terms that have been disclosed to and agreed to by the Company and all of its Members; and

WHEREAS, any and all necessary consents required by the Operating Agreement have been obtained from the Company and the Members in order to approve the assignment to and admission of New Member, which consents are conditional on New Member becoming a party to the Operating Agreement by signing this Joinder Addendum; and

[[WHEREAS, **[[**_______________**]]** ("Transferring Member") desires to assign all or part of his/her/its Interest in Company to, and the Company agrees to accept as a new Assignee, ___________________("New Assignee"), on the terms that have been disclosed to and agreed to by the Company and all of its Members; and

WHEREAS, any and all necessary consents required by the Operating Agreement have been obtained from the Company and the Members in order to approve the assignment to and admission of New Assignee, which consents are conditional on New Assignee becoming a party to the Operating Agreement by signing this Joinder Addendum; and**]]**

WHEREAS, New Member **[[**New Assignee**]]** has read the Operating Agreement and is willing to be bound by all of its terms.

Therefore, in consideration of the foregoing and the mutual promises set out in the Operating Agreement and this Addendum, the undersigned hereby agree as follows:

1. New Member **[[**New Assignee**]]** acknowledges and agrees that New Member **[[**New Assignee**]]** has read and understands the terms and conditions of the Operating Agreement and has had sufficient opportunity to explore the meaning and consequences thereof with a representative of Company and with New Member's **[[**New Assignee's**]]** own legal counsel.

2. New Member **[[**New Assignee**]]** hereby agrees to be bound by all of the terms and conditions of the Operating Agreement, and to be treated as a "Member" **[[**an "Assignee"**]]** (as that term is defined in the Operating Agreement) for all purposes thereunder.

3. Company hereby confirms its consent to the assignment to New Member [[New Assignee]] [[and the admission of New Member as a Member]] as described above, **[[**and further confirms the consent thereto of the Members on their behalf, as required under the Operating Agreement**]]**, and agrees to attach a new Schedule A to the Operating Agreement accurately reflecting the Interests in the Company now held by all Members **[[**and Assignees**]]**, including any other new

Members [[or Assignees]] acquiring Interests in the Company at or about the same time.

[[4. Transferring Member hereby assigns to New Member [[New Assignee]] all of Transferring Member's [[non-voting]] Interests in Company, and New Member [[New Assignee]] hereby accepts such assignment. Transferring Member hereby relinquishes all rights and claims whatsoever arising out of or relating to the Operating Agreement and hereby releases the Company, the Manager(s) and the Members from any and all obligations or liabilities that they may owe to Transferring Member in any way relating to the Operating Agreement or Transferring Member's Interests in Company. Transferring Member agrees, from time to time after the date of this Addendum, to do such further acts and execute and deliver such further documents and/or instruments as may be necessary to fully assign and Transfer to New Member [[New Assignee]] all of Transferring Member's [[non-voting]] Interests in Company.]]

IN WITNESS OF THE FOREGOING, the undersigned have signed this Joinder Addendum on this ____ day of _________________, 20___.

One Door Studios LLC ("Company")	"NEW MEMBER":
By: ____________________________	____________________________
Name: __________________________	Name: __________________________
Title: __________________________	Date: __________________________
"TRANSFERRING MEMBER":	"NEW ASSIGNEE":
____________________________	____________________________
Name: __________________________	Name: __________________________
Date: __________________________	Date: __________________________